Exhibit 99.1

Page 1 Consolidated condensed interim financial statements | 01 Limited review report ABENGOA Consolidated condensed financial statements as of December 31, 2015

Page 2 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA 01 Consolidated condensed financial statements

Page 3 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA 01.1 Consolidated condensed statements of financial position of December 31, as 2015 and December 31, 2014

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 4

Consolidated condensed statements of financial position as of December 31, 2015 and 2014

- Amounts in thousands of euros -

Assets	Note (1)	12/31/2015	12/31/2014
Non-current assets			
Goodwill		364,429	487,645
Other intangible assets		1,081,548	1,080,729
Intangible assets	8	1,445,977	1,568,374
Property, plant & equipment	8	1,154,074	1,287,313
Concession assets in projects		2,411,291	4,942,189
Other assets in projects		948,372	1,246,176
Fixed assets in projects (project finance)	9	3,359,663	6,188,365
Investments in associates carried under the equity method	10	1,197,691	311,261
Available for sale financial assets		41,057	39,466
Other receivable accounts		1,057,729	641,024
Derivative assets	12	14,941	5,997
Financial investments	11	1,113,727	686,487
Deferred tax assets		1,584,751	1,503,609
Total non-current assets		9,855,883	11,545,409
Current assets			
Inventories	13	311,262	294,789
Trade receivables		1,248,227	1,477,711
Credits and other receivables		756,209	679,205
Clients and other receivables	14	2,004,436	2,156,916
Available for sale financial assets		5,342	7,183
Other receivable accounts		499,665	1,026,528
Derivative assets	12	13,814	14,842
Financial investments	11	518,821	1,048,553
Cash and cash equivalents		680,938	1,810,813
		3,515,457	5,311,071
Assets held for sale	7	3,255,859	8,390,115
Total current assets		6,771,316	13,701,186
Total assets		16,627,199	25,246,595

(1) Notes 1 to 28 are an integral part of these Consolidated condensed financial statements as of December 31, 2015

Consolidated condensed statements of financial position as of December 31, 2015 and 2014

- Amounts in thousands of euros -

Equity and liabilities	Note (1)	12/31/2015	12/31/2014
Equity attributable to owners of the Parent			
Share capital	15	1,841	91,799
Parent company reserves		1,784,044	1,334,286
Other reserves		(79,473)	(289,583)
Fully or proportionally consolidated entities		(1,022,854)	(523,465)
Associates		(7,559)	(5,866)
Accumulated currency translation differences		(1,030,413)	(529,331)
Retained earnings		(613,717)	838,099
Non-controlling interest	16	633,703	1,200,902
Total equity		695,985	2,646,172
Non-current liabilities			
Project debt	17	503,509	4,158,904
Borrowings		6,566	871,613
Notes and bonds		-	2,755,993
Financial lease liabilities		19,522	24,064
Other loans and borrowings		102,367	97,029
Corporate financing	18	128,455	3,748,699
Grants and other liabilities		234,193	212,606
Provisions and contingencies		62,765	75,117
Derivative liabilities	12	38,002	225,298
Deferred tax liabilities		317,689	281,797
Personnel liabilities	27	3,631	56,659
Total non-current liabilities		1,288,244	8,759,080
Current liabilities			
Project debt	17	2,566,597	799,210
Borrowings		2,321,654	444,386
Notes and bonds		3,300,825	1,096,965
Financial lease liabilities		17,020	10,927
Other loans and borrowings		557,047	24,373
Corporate financing	18	6,196,546	1,576,651
Trade payables and other current liabilities	20	4,379,252	5,555,168
Income and other tax payables		195,446	337,297
Derivative liabilities	12	107,917	79,737
Provisions for other liabilities and charges		5,789	12,762
		13,451,547	8,360,825
Liabilities held for sale	7	1,191,423	5,480,518
Total current liabilities		14,642,970	13,841,343
Equity and liabilities		16,627,199	25,246,595

(1) Notes 1 to 28 are an integral part of these Consolidated condensed financial statements as of December 31, 2015

Page 5 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA 01.2 Consolidated income statements for the years 2015 and 2014

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 6

Consolidated income statements for the years 2015 and 2014

- Amounts in thousands of euros -

	Note (1)	2015	2014
Revenue	5	5,755,482	7,150,567
Changes in inventories of finished goods and work in progress		(9,373)	1,143
Other operating income		196,408	188,277
Raw materials and consumables used		(3,554,856)	(4,083,125)
Employee benefit expenses		(839,515)	(871,883)
Depreciation, amortization and impairment charges		(814,326)	(474,864)
Other operating expenses		(1,032,686)	(976,957)
Operating profit		(298,866)	933,158
Financial income	21	66,953	62,118
Financial expense	21	(772,164)	(745,392)
Net exchange differences		(4,176)	5,035
Other financial income/(expense), net	21	(159,202)	(176,503)
Financial expense, net		(868,589)	(854,742)
Share of profit (loss) of associates carried under the equity method		(8,093)	7,018
Profit (loss) before income tax		(1,175,548)	85,434
Income tax (expense) benefit	22	(22,888)	58,646
Profit for the year from continuing operations		(1,198,436)	144,080
Profit (loss) from discontinued operations, net of tax	7	(144,254)	(22,203)
Profit for the year		(1,342,690)	121,877
Profit attributable to non-controlling interests		3,021	3,628
Profit attributable to non-controlling interests discontinued operations		126,191	(213)
Profit for the year attributable to the parent company		(1,213,478)	125,292
Weighted average number of ordinary shares outstanding (thousands)	24	898,612	835,371
Basic earnings per share from continuing operations (€ per share)	24	(1.33)	0.18
Basic earnings per share from discontinued operations (€ per share)	24	(0.02)	(0.03)
Basic earnings per share attributable to the parent company (€ per share)		(1.35)	0.15
Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)	24	898,612	855,410
Diluted earnings per share from continuing operations (€ per share)	24	(1.33)	0.17
Diluted earnings per share from discontinued operations (€ per share)	24	(0.02)	(0.02)
Diluted earnings per share attributable to the parent company (€ per share)		(1.35)	0.15

(1) Notes 1 to 28 are an integral part of these Consolidated condensed financial statements as of December 31, 2015

Page 7 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA 01.3 Consolidated statements of comprehensive income for the years, 2015 and 2014

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 8

Consolidated statements of comprehensive income for the years 2015 and 2014

- Amounts in thousands of euros -

	Nota (1)	2015	2014
Profit for the period after income tax		(1,342,690)	121,877
Items that may be subject to transfer to income statement:			
Change in fair value of available for sale financial assets		1,240	(1,414)
Change in fair value of cash flow hedges		38,649	(223,219)
Currency translation differences		(704,912)	83,724
Tax effect		(14,260)	55,657
Net income/(expenses) recognized directly in equity		(679,283)	(85,252)
Cash flow hedges	12	280,523	29,720
Tax effect		(78,546)	(8,322)
Transfers to income statement for the period		201,977	21,398
Other comprehensive income		(477,306)	(63,854)
Total comprehensive income for the period		(1,819,996)	58,023
Total comprehensive income attributable to non-controlling interest		315,548	(8,354)
Total comprehensive income attributable to the parent company		(1,504,448)	49,669
Total comprehensive income attributable to the parent company from continuining operations		(1,488,180)	63,980
Total comprehensive income attributable to the parent company from discontinued operations		(16,268)	(14,311)

(1) Notes 1 to 28 are an integral part of these Consolidated condensed financial statements as of December 31, 2015

Page 9 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA 01.4 Consolidated statements of changes in equity as of December 31, 2015 and 2014

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 10

Consolidated statements of changes in equity as of December 31, 2015 and 2014

- Amounts in thousands of euros -

	Attributable to the Owners of the Company						
	Share capital	Parent company and other reserves	Accumulated currency transaltion differences	Retained earnings	Total	Non-controlling interest	Total equity
Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003
Profit for the year after taxes	-	-	-	125,292	125,292	(3,415)	121,877
Other comprehensive income (loss)	-	(129,127)	53,504	-	(75,623)	11,769	(63,854)
Total comprehensive income (loss)	-	(129,127)	53,504	125,292	49,669	8,354	58,023
Treasury shares	-	(2,217)	-	-	(2,217)	-	(2,217)
Capital increase	-	-	-	-	-	-	-
Capital decrease	(1,003)	1,003	-	-	-	-	-
Distribution of 2013 profit	945	154,018	-	(194,020)	(39,057)	-	(39,057)
Transactions with owners	(58)	152,804	-	(194,020)	(41,274)	-	(41,274)
Acquisitions	-	-	-	(29,318)	(29,318)	-	(29,318)
Capital increase in subsidiaries with non-controlling interest	-	-	-	86,070	86,070	630,681	716,751
Change in conditions of conversion option in convertible bonds	-	62,894	-	-	62,894	-	62,894
Scope variations and other movements	-	(1,322)	-	(2,303)	(3,625)	(10,282)	(13,907)
Scope variations, acquisitions and other movements	-	61,572	-	54,449	116,021	620,399	736,420
Balance at December 31, 2014	91,799	1,044,703	(529,331)	838,099	1,445,270	1,200,902	2,646,172
Loss for the year after taxes	-	-	-	(1,213,478)	(1,213,478)	(129,212)	(1,342,690)
Other comprehensive income (loss)	-	210,112	(501,082)	-	(290,970)	(186,336)	(477,306)
Total comprehensive income (loss)	-	210,112	(501,082)	(1,213,478)	(1,504,448)	(315,548)	(1,819,996)
Treasury shares	-	99,590	-	-	99,590	-	99,590
Capital increase	1,018	149,829	-	-	150,847	-	150,847
Capital decrease	(90,976)	90,976	-	-	-	-	-
Distribution of 2014 profit	-	104,705	-	(199,599)	(94,894)	-	(94,894)
Transactions with owners	(89,958)	445,100	-	(199,599)	155,543	-	155,543
Scope variations and other movements	-	4,656	-	(38,739)	(34,083)	(251,651)	(285,734)
Scope variations, acquisitions and other movements	-	4,656	-	(38,739)	(34,083)	(251,651)	(285,734)
Balance at December 31, 2015	1,841	1,704,571	(1,030,413)	(613,717)	62,282	633,703	695,985

Notes 1 to 28 are an integral part of these Consolidated condensed financial statements as of December 31, 2015

Page 11 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA 01.5 Consolidated condensed cash flow statements for the years 2015 and 2014

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 12

Consolidated condensed cash flow statements for the years 2015 and 2014

- Amounts in thousands of euros -

	Note (1)	2015	2014
I. Profit for the year from continuing operations		(1,198,436)	144,080
Non-monetary adjustments		1,173,178	1,038,613
II. Profit for the year from continuing operations adjusted by non monetary items		(25,258)	1,182,693
III. Variations in working capital and discontinued operations		(640,471)	(523,619)
Income tax received (paid)		(20,771)	8,642
Interest paid		(829,285)	(806,196)
Interest received		39,501	33,899
Elimination of flows from discontinued operations		279,630	123,167
IV. Received/(paid) for interest and income tax		(530,925)	(640,488)
A. Net cash provided by operating activities from continuing operations		(1,196,654)	18,586
Intangible assets and property, plant & equipment	5	(2,181,405)	(2,579,557)
Disposals related to the sale of assets to Abengoa Yield (ROFO 2 & 4)	6.3	367,659	0
Other investments/disposals		109,278	(204,166)
Elimination of flows from discontinued operations	7	102,136	284,019
B. Net cash used in investing activities from continuing operations		(1,602,332)	(2,499,704)
Underwritten Public Offering of subsidiaries	6.2	331,855	611,039
Share capital increase with non-controling interest by Abengoa Yield to fund the sale of assets (ROFO 3	6.3	301,863	-
Other disposals and repayments		1,510,505	1,230,086
Elimination of flows from discontinued operations		(157,999)	(250,507)
C. Net cash provided by financing activities from continuing operations		1,986,224	1,590,618
Net increase/(decrease) in cash and cash equivalents		(812,762)	(890,500)
Cash and cash equivalents at beginning of the year		1,810,813	2,951,683
Translation differences cash or cash equivalent		(58,160)	31,276
Elimination of cash and cash equivalents of assets held for sale during the year		(37,609)	(21,792)
Elimination of cash and cash equivalents classificated discontinued operations during the year		(221,344)	(259,854)
Cash and cash equivalents at end of the year		680,938	1,810,813

(1) Notes 1 to 28 are an integral part of these Consolidated condensed financial statements as of December 31, 2015

Page 13 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA 01.6 Notes to the consolidated condensed financial statements as of December 31, 2015

Page 14 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA Contents Note 1.-General information ...................................................................................................... 15 Note 2.-Basis of presentation ..................................................................................................... 15 Note 3.-Critical accounting policies ............................................................................................ 19 Note 4.-Financial risk management ............................................................................................ 20 Note 5.-Financial information by segment.................................................................................. 20 Note 6.-Changes in the composition of the Group .................................................................... 23 Note 7.-Assets held for sale and discontinued operations .......................................................... 26 Note 8.-Intangible assets and property, plant and equipment .................................................... 29 Note 9.-Fixed assets in projects .................................................................................................. 30 Note 10.-Investments accounted for using the equity method ................................................... 31 Note 11.-Financial investments................................................................................................... 31 Note 12.-Derivative financial instruments ................................................................................... 32 Note 13.-Inventories................................................................................................................... 32 Note 14.-Clients and other receivable accounts ......................................................................... 32 Note 15.-Share capital................................................................................................................ 33 Note 16.-Non-controlling interest............................................................................................... 34 Note 17.-Project debt................................................................................................................. 34 Note 18.-Corporate financing .................................................................................................... 36 Note 19.-Provisions and contingences........................................................................................ 39 Note 20.-Trade payables and other current liabilities.................................................................. 40 Note 21.-Finance income and expenses ..................................................................................... 42 Nota 22.-Income tax .................................................................................................................. 43 Note 23.-Fair value of financial instruments ................................................................................ 43 Note 24.-Earnings per share....................................................................................................... 44 Note 25.-Average number of employees.................................................................................... 45 Note 26.-Transactions with related parties ................................................................................. 45 Note 27.-Employee remuneration and other benefits................................................................. 45 Note 28.-Subsequent events ...................................................................................................... 46

Page 15 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA Notes to the Consolidated Condensed Abengoa`s business is organized under the following three activities: Financial Statements as of December Note 1.-General information 31, 2015 › Engineering and construction: includes the traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of solar technology. Abengoa is specialized in carrying out complex turnkey projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of 2015, was made up of 687 companies: the parent company itself, 577 subsidiaries, 78 associates and 31 joint ventures. Additionally, the Group held a number of interests, of less than 20%, in other entities. › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric energy generation plants (solar, cogeneration or wind), desalination plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible. Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation (‘S.A.’ in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville. › Industrial production: covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates. The Group’s corporate purpose is set out in Article 3 of its Bylaws. It covers a wide range of activities, although Abengoa is principally an applied engineering and equipment manufacturer, providing integrated project solutions to customers in the following sectors: energy, telecommunications, transport, water utilities, environmental, industrial and services. These Consolidated condensed financial statements were approved by the Board of Directors on February 29, 2016. Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 following the capital increase carried out on October 17, 2013. The Company presents mandatory financial information quarterly and semiannually. All public documents of Abengoa may be viewed at www.abengoa.com. These Consolidated condensed finantial are a free translation of the Consolidaded condensed financial statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails. The shares of our associate Atlantica Yield are also listed in the NASDAQ Global Select Market since June 13, 2014. (see Note 6.2). On January 7, 2016 the company announced to the Securities and Exchange Commission US (S.E.C) that the corporate name change to Atlantica Yield. However, the ticker "ABY" remains the same. Note 2.-Basis of presentation The Group's consolidated financial statements corresponding to the fiscal year ended December 31, 2014 were prepared by the Directors of the Company in accordance with International Financial Reporting Standards adopted by the European Union (IFRS-EU), applying the principles of consolidation, accounting policies and valuation criteria described in Note 2 of the notes to the aforementioned Consolidated financial statements, so that they present the Group’s equity and financial position as of December 31, 2014 and the consolidated results of its operations, the changes in the consolidated net equity and the consolidated cash flows for the financial year ending on that date. As of December 31, 2015 Atlantica Yield and subsidiaries which were fully consolidated in 2014´s Consolidated financial statements (classified as assets and liabilities held for sale and discontinued operations) has been recorded in these Consolidated condensed financial statements under the equity method after Abengoa no longer had a controlling interest over the Company (see Note 7.1.a). Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage.

Page 16 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA The Group’s consolidated financial statements corresponding to the 2014 financial year were approved by the General Shareholders’ Meeting of the Parent Company held on March 29, 2015. 2.1. Going concern According to International Accounting Standard 1, which states that an entity shall prepare its financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so, these Consolidated condensed financial statements have been prepared in accordance with this basis. However, during the second half of 2015 a series of events have occurred which have negatively impacted the liquidity and financial structure of the Company. The aforementioned events have been duly communicated to the market and are summarized below. These Consolidated condensed financial statements are presented in accordance with IAS (International Accounting Standard) 34, ‘Financial Reporting’ approved by the European Union. These Consolidated condensed financial statements have been prepared based on the accounting records of Abengoa S.A. and the subsidiary companies which are part of the Group, and include the adjustments and re-classifications necessary to achieve uniformity between the accounting and presentation criteria followed by all the companies of the Group (in all cases, in accordance with local regulations) and those applied by Abengoa, S.A. for the purpose of preparing consolidated financial statements. On July 31, 2015, during the second half earnings call with investors, Abengoa announced a downward adjustment to their FY2015 guidance regarding Free Corporate Cash Flow from operations from the €1,300 million target to €600 – 800 million. This adjustment to our guidance was mainly attributable to higher capital expenditures than expected in highly profitable but cash intensive projects in Brazil, Chile and Mexico. In accordance with IAS 34, financial information is prepared solely in order to update the most recent annual Consolidated financial statements prepared by the Group, placing emphasis on new activities, occurrences and circumstances that have taken place during the year ended December 31, 2015 and not duplicating the information previously published in the Annual Consolidated condensed financial statements for the year ended December 31, 2014. Therefore, the Consolidated condensed financial statements do not include all the information that would be required in complete Consolidated financial statements prepared in accordance with the International Financial Reporting Standards as issued by the EU. Even though in accordance with the abovementioned forecasts the Company´s liquidity position was not going to be affected, the Board publicly announced on August 3, 2015 their intention to propose an Extraordinary General Shareholders´ Meeting to approve a capital increase of €650 million with preferential subscription rights for shareholders, an additional package of asset disposals and the implementation of a business model with lower investment requirements (capex), aimed at improving the liquidity position of Abengoa and reducing its dependence on leverage. In view of the above, for an adequate understanding of the information, these Consolidated condensed financial statements must be read together with Abengoa’s consolidated financial statements for the year ended December 31, 2014. From August 3, 2015 onward, increasing market uncertainty caused a decline in the market value of Abengoa’s listed equities and debt instruments, which both limited our access to debt and capital markets and, at the same time, contributed to a slowdown of the pace of approval or renewal, by financial institutions, of non-recourse factoring and confirming without recourse used by the Group for managing its working capital. All of this contributed to a decline in Abengoa’s liquidity position. On that date, Abengoa started a negotiation period with a group of financial entities aimed at reaching an agreement in order to secure the abovementioned capital increase. Given the activities in which the companies of the Group engage, their transactions are not of a cyclical or seasonal nature. For this reason, specific breakdowns are not included in these explanatory notes to the Consolidated condensed financial statements corresponding to the year ended December 31, 2015. In determining the information to be disclosed in the notes to the Consolidated condensed financial statements, the Group, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated condensed financial statements. On September 24, 2015, Abengoa announced both the agreement reached with the financial institutions and the approval of its Board of Directors of a set of strategic measures, which would be adapted during its execution, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance, as well as the underwriting by financial entities of the capital increase. The amounts included within the documents comprising the Consolidated condensed financial statements (Consolidated condensed financial statements of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Condensed Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros. Regarding this agreement, a group of banks and two of the main shareholders committed to underwrite and/or subscribe the capital increase for an aggregate of €650 million, consisting of: › These banks entered into an agreement with the Company pursuant to which they undertook to underwrite €465 million in Class B shares to be issued in the capital increase, subject to certain conditions being met, including, among others, obtainment of regulatory and shareholder approvals, completion of ongoing financial and other due diligence, entry into a definitive underwriting agreement and satisfaction of the shareholders’ subscription commitments; Unless otherwise stated, any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership.

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 17

- Inversión Corporativa IC, S.A. (Controlling shareholder of Abengoa, S.A.), irrevocably committed itself to invest a minimum of €120 million of new money in new Class A and Class B shares to be issued under the rights issue;

- "Waddell & Reed Investment Management" committed themselves, on behalf of certain of its affiliated funds, to subscribe for €65 million of new Class B shares in the rights issue.

The rest of the measures approved by the Board of Directors included the following:

1. Debt reduction will a key objective of Abengoa focus on maturities aimed to rebalance the maturity profile of its indebtedness;

2. The reinforcement of the current asset disposal program in order to be able to raise, at least, approximately €1.2 billion by the end of 2016;

3. Adoption of capex limitations and creation of a Investment Committee;

4. Amendment of the Company's dividend policy;

5. Reinforcement of corporate governance:

    - Inversión Corporativa IC, S.A. committed itself to limit its direct and indirect aggregate voting rights to 40% following completion of the rights issue, regardless of the voting rights it would otherwise be entitled to based on its shareholding.

    - The Board of Directors would reflect this new voting rights structure by way of reducing the number of directors to 13 and the number of directors appointed by Inversión Corporativa IC, S.A. to 5, while there will continue to be 6 independent directors.

    - Creation of an Investment Committee formed by a majority of independent Directors.

6. Several capital transactions were approved.

Additionally, the Extraordinary General Shareholders' meeting held on October 10, 2015, approved a set of measures including the aforementioned capital increase of €650 million aimed at improving the liquidity position of Abengoa and reducing corporate leverage.

On November 8, 2015, Abengoa publicly announced it entered into a framework agreement for the investment in Abengoa with Gonvarri Corporación Financiera, a company of the Gonvarri Steel Industries group. This agreement had the support of Inversión Corporativa IC, S.A., currently the main shareholder of Abengoa. The Investment Agreement set out the terms and conditions for the investment by Gonvarri Corporación Financiera within the framework of the share capital increase approved on October 10, 2015 by the Extraordinary General Shareholders' Meeting of the Company. The Investment Agreement provided that a portion of Gonvarri's investment, in an amount of €250 million, was going to be carried out through a share capital increase without preemptive subscription rights. The Company's capital increase with preemptive subscription rights approved at the abovementioned October 10, 2015 Extraordinary General Shareholders' Meeting was planned to be executed after the first capital increase mentioned above and for an effective amount currently expected to be €400 million, of which Gonvarri Corporación Financiera was expected to subscribe for its relevant portion of the shares.

On November 25, 2015, after the formulation of the Company's Interim consolidated condensed financial statements as of September 30, 2015, the Company announced by filing a Material Fact (Hecho Relevante) that the framework agreement entered into with the potential investor was terminated. The Company also communicated that they will continue negotiations with its creditors with the objective of reaching an agreement that ensured the Company's financial viability in the short and medium term. After assessing the options provided by the situation described above and in order to ensure the most stable status as possible to negotiate with creditors, the Board of Directors considered the most appropriate option was to seek protection under article 5 bis of the Spanish Insolvency Law (Ley 22/2003, Ley Concursal). Thus, on December 15, 2015 the Mercantile Court of Seville n° 2 published the Decree by virtue of which it agreed to admit the filing of the communication set forth under the abovementioned article 5 bis of the Spanish Insolvency Law.

Included below there is a detailed description of all Spanish Group Companies which have sought judicial protection by means of filing the communication set forth under article 5 bis of the Spanish Insolvency Law, which includes the Parent Company Abengoa, S.A. and another 48 Group Companies:

Abengoa, S.A.	Abengoa Greenfield, S.A.U.	Centro Tecnológico Palmas Altas, S.A.
Abeinsa Asset Management, S.L.	Abengoa Hidrógeno, S.A.	Ecoagrícola, S.A.
Abeinsa Business Development, S.A.	Abengoa Research, S.L.	Ecocarburantes Españoles, S.A.
Abeinsa Engineering, S.L.U.	Abengoa Solar España, S.A .	Europea de Construcciones Metálicas, S.A.
Abeinsa EPC, S.A.	Abengoa Solar NT, S.A.	Gestión Integral de Recursos Humanos, S.A.
Abeinsa, Ing. Y Constr. Ind., S.A.	Abengoa Solar, S.A.	Instalaciones Inabensa, S.A.
Abeinsa Infraestructuras y Medio Ambiente, S.A.	Abengoa Water, S.L.	Micronet Porous Fibers, S.L.
Abeinsa Inversiones Latam, S.L.	Abentel Telecomunicaciones, S.A.	Nicsa, Negocios Industr. y Comer., S.A.
Abencor Suministros, S.A.	Asa Desulfuracion, S.A.	Omega Sudamérica, S.L.
Abener Energía, S.A.	ASA Iberoamérica, S.L.	Siema Technologies, S.L.
Abengoa Bioenergia Inversiones, S.A.	Biocarburantes de Castilla y León, S.A.	Simosa IT
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Bioetanol Galicia, S.A.	Simosa Servicios Integrales de Mant. Y Operación, S.A.
Abengoa Bioenergia, S.A.	Centro Industrial y Logístico, Torrecuellar, S.A.	Sociedad Inversora Línea de Brasil, S.L.
Abengoa Bioenergia San Roque, S.A.	Concesionaria Costa del Sol, S.A.	South Africa Solar Investments, S.L.
Abengoa Concessions, S.L.	Construcciones y Depuraciones, S.A.	Teyma Gestión de Contratos de Construccion e Ingeniería, S.A.
Abengoa Finance, S.A.	Covisa, Cogeneración Villaricos, S.A.	Zeroemissions Technologies, S.A.
Abengoa Greenbridge, S.A.U.

Page 18 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA Additionally, both Inversión Corporativa IC, S.A. and Finarpisa, S.A., currently the main shareholders of Abengoa (see Note 15) also filed the communication set forth under article 5 bis of the Spanish Insolvency Law. of December 31, 2015 in accordance with the existing information by the time of furnishing these Consolidated condensed financial statements. Further, on January 29, 2016, Abengoa´s subsidiaries´ Abengoa Concessões Brasil Holding S.A, Abengoa Construção Brasil Ltda y Abengoa Greenfield Brasil Holding S.A filed a request for creditors protection (recuperação judicial), which were admitted on February 22, 2016. This protective measure was undertaken provided that the Company incurred in a “Crise econômico scenario”, which is contemplated in Brazillian Law 11.101/05. “Recuperação judicial” consists in a proceeding envisaged in the Brazillian Law which allows corporations to restructure their debt in an orderly manner and continue as a going concern once the financial difficulties are overcome. Abengoa´s consolidated net equity as of December 31, 2015 is mainly driven by the current situation in which the Group is involved, which has caused the recording of either provisions or impairment charges in some of the assets. These have been recorded as a result of the best estimates and assumptions made by Abengoa´s Directors according to the measures agreed upon in the abovementioned Industrial Viability Plan which, according to the applicable accounting and reporting framework, must be recorded as of that date. Thus, the main impacts on the Company´s Profit and loss as of December 31, 2015, which amounts to approximately €878 million refers mainly to the estimation of costs in the last quarter and subsequent restart, impairment of some assets pertaining to some projects which are not being considered in Management´s best estimates, interests on arrears and other additional concepts. Additionally, given the current situation of the Company, determined by article 5 bis of the Spanish Insolvency Law and pending to have greater visibility about the realization of the Industrial Viability Plan, Abengoa´s Directors have decided not to recognize the deferred tax assets arising from capitalizing the fiscal effect from those adjustments that would be likely to be recovered in the future, according to the aforementioned Viability Plan. Further, on February 1, 2016 and February 10, 2016, certain creditors initiated involuntary bankruptcy petitions against both the Group affiliates Abengoa Bioenergy Nebraska, LLC and Abengoa Bioenergy Company, LLC. After responding to the petitions, on February 24, 2016, both companies mentioned above along with Abengoa Bioenergy Outsourcing, LLC, Abengoa Bioenergy Engineering and Construction, LLC, Abengoa Bioenergy Trading US, LLC, and Abengoa Bioenergy Holding US, LLC opted to file for voluntary creditors´ protection under Chapter 11 envisaged in the USA Law. These petitions have been filed in order to allow the Company to continue as a going concern and, consequently, they included an authorization request for the payment of taxes, salaries and insurance premiums and other first day motions. Additionally, a request for the approval of a debtor-in-possesion financing arrangement amounting to USD 41 million was also filed. These first day motions are scheduled to be heard by March 2, 2016. In addition to the above mentioned impacts, Abengoa´s consolidated Equity reflects the effects of the general slowdown, and stoppages in certain cases, of its operations in all activities Abengoa is engaged in from the beginning of last August and, especially, in the last quarter of 2015, as a consequence of both its deteriorating liquidity position, arising from Abengoa´s difficulties in accesing the capital markets, and the cancelling or non - renewal, by financial institutions, of working capital credit lines (amounting to approximately €1,000 million) which eventually led to the Company´s filing of creditors protection under article 5 bis of the Spanish Insolvency Law. On January 25, 2016, the Company announced that the independent consulting firm Alvarez&Marsal presented to the Board of Directors of Abengoa the Industrial Viability Plan that defined the structure of the future activity of Abengoa on an operating basis focusing on the Activity of Engineering and Construction either developing its own technology or using technology developed by others. Abengoa´s Directors are confident on reaching a final agreement with creditors and, once signed, the achievement of the Viability Plan associated with the Groups ability to generate cash from operations will allow the Company to restore the confidence of stakeholders, the steadiness of its liquidity position and its ability to keep improving in the future. In accordance with this plan, the Company will negotiate with its creditors a debt restructuring as well as the necessary resources to continue its activity and operate in a competitive and sustainable manner in the future according to what is stated in IAS 1, paragraphs 25 and 26 “Presentation of Financial Statements”. As stated at the beginning of this Note to the Consolidated condensed financial statements as of December 31, 2015, Abengoa´s Directors have deemed it appropriate to prepare these Consolidated condensed financial statements as of December 31, 2015 on a going concern. Such determination was made based on management’s assumption that an agreement with financial creditors of the Company will be attained so the Company´s financial stability can be secured, allowing Abengoa to be able to generate cash from operations in accordance with the Industrial Viability Plan developed by Alvarez&Marsal. 2.2. Application of new accounting standards a) Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: › Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-EU and IFRS-IASB. Based on the application of the going concern basis, Abengoa´s Directors have prepared these Consolidated condensed financial statements applying the International Accounting Standards consistently with Consolidated condensed interim financial statements and Consolidated financial statements filed in prior periods. For that purpose, and according to the aforementioned accounting framework, Abengoa´s Directors have made their best estimates and assumptions (see Note 3) in order to record the assets, liabilities, revenues and expenses as Abengoa’s Directors believe that the applications of these amendments have not had any material impact.

Page 19 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA b) Standards, interpretations and amendments published by the IASB that will be effective for periods after December 31, 2015: The Group is currently in the process of evaluating the impact on the Consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for periods beginning after December 31, 2015. › Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. Note 3.-Critical accounting policies In Abengoa’s Consolidated condensed financial statements corresponding to the period ended December 31, 2015 estimates and assumptions have been made by the Management of the Group and the Management of the Consolidated subsidiaries (and subsequently verified by their Directors), in order to quantify some of the assets, liabilities, income, expenses and commitments recorded therein. Actual results might defer from estimates. › IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU. The most critical accounting policies that involve estimations are as follows: › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2018 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. › Impairment of intangible assets and goodwill. › Revenue and expense from construction contracts. › Service concession agreements. › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. › Income taxes and recoverable amount of deferred tax assets. › Derivatives and hedging. › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › Guarantees provided to third parties. Some of these critical accounting policies require the deployment of significant judgement by The Board of Directors in order to determine appropriate assumptions and estimates to determine these critical accounting policies. These estimates and assumptions are not only based on historical experience of the Company, but also, on the advice of experts and consultants, expectations and forecasts as of the end of the reporting period. Directors´ assessment has to be considered given the business environment of the industries and geographies in which the Group operates, taking into account the future development of the business. Provided its nature, these judgments and assumptions are subject to an inherent degree of uncertainty and, thus, the real results may materially differ from assumptions and estimates used. Upon the occurrence of such event, assets and liabilities will be adjusted. › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. Based in what has been exposed in Note 2.1 regarding the application of the going concern basis of accounting Abengoa’s Consolidated condensed financial statements corresponding as of December 31, 2015, estimates and assumptions have been made by the Board of Directors in order to determine the impacts of that situation over the assets, liabilities, income, expenses and commitments recorded therein. › Introduction of IFRS 16 “Leases” which supersedes IAS 17. Lessees will recognize most leases in the balance sheet as financed purchases. This standard will apply to periods beginning after January 1, 2019 under IFRS-IASB and has not been adopted yet by the European Union.

Page 20 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA Upon the occurrence of a significant change in the facts and circumstances upon which estimates and assumptions have been made, it may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. No. 2 of Seville issued a Decree agreeing that the communication provided for under Article 5 bis of the Ley Concursal had been filed. Regarding the refinancing process previously mentioned, on January 25, 2016 the Company reported that on that day, the independent advisory firm specialized in restructuring processes Alvarez&Marsal had submitted to the Board of Directors of Abengoa an industrial viability Plan which defined the structure of the future activity of Abengoa at operational level, focusing on the engineering and construction business with proprietary or third-party technology. Note 4.-Financial risk management Abengoa’s activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. Based on this Viability Plan, that confirms the industrial viability of Abengoa, the Company has begun negotiations with its creditors to restructure the debt and the necessary resources and thus provide Abengoa with the optimal capital structure and sufficient liquidity to continue operating competitively and sustainably in the future. The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company, and diversifying the sources of finance in an attempt to prevent concentrations. Note 5.-Financial information by segment 5.1. Information by business segment As indicated in Note 1, Abengoa’s activity is grouped under the following three activities which are in turn composed of six operating segments: Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through Internal Audit procedures. › Engineering and construction; includes the traditional engineering business in the energy and water sectors, To manage our working capital, Abengoa has “confirming without recourse” agreements with various financial institutions to outsource the payment of our trade payables and “factoring without recourse”. In addition, Abengoa has short term financing lines including commercial paper. with more than 70 years of experience in the market. This activity comprises one operating segment Engineering and Construction.A Abengoa specializes in carrying out complex “turnkey projects” for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops. Due to the facts and circumstances occurred following the formulation of the interim condensed consolidated financial statements of June 30, 2015, mentioned in note 2.1, Abengoa had at the end of November 2015 substantial liquidity needs mainly to attend capital expenditure in assets, short and medium term debt maturities related to operations and managing negative working capital. The Company, on November 25, 2015, due to the circumstances explained above, decided to initiate a refinancing process to try to reach an agreement with its main financial creditors that would ensure a suitable framework in which to undertake the said negotiations and the financial stability of the Group in the short and medium term. › Concession-type infrastructures; groups together the company’s proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operation of electric energy generation plants (solar, cogeneration or wind), desalination plants and transmission lines. These assets generate low demand risk and the Company focus on operating them as efficiently as possible. In relation to the process, after carefully evaluating the situation described above and in order to ensure the stability necessary to conduct these negotiations with the creditors, the Board of Directors of the Company deemed that the most appropriate approach was to submit the communication provided under Article 5 bis of Act 22/2003 of July 9, on insolvencies (Ley Concursal). In this regard, on December 15, 2015, Mercantile Court

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 21

The Concession-type infrastructures activity comprises four operating segments:

- Solar – Operation and maintenance of solar energy plants, mainly using thermo-solar technology.
- Water – Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants.
- Transmission – Operation and maintenance of high-voltage transmission power line infrastructures.
- Cogeneration and other – Operation and maintenance of conventional cogeneration electricity plants.

› Industrial production; covers Abengoa's businesses with a high technological component, such as development of biofuels technology. The company holds an important leadership position in these activities in the geographical markets in which it operates.

This activity is comprised of one operating segment:

- Biofuels – Production and development of biofuels, mainly bioethanol for transport, which uses cellulosic plant fiber, cereals, sugar cane and oil seeds (soy, rape and palm) as raw materials.

Abengoa's Chief Operating Decision Maker ('CODM') assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess the performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most investments in assets are held at project companies which are financed through project debt. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the project debt for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment's performance.

a) The following table shows the Segment Revenues and EBITDA for the years 2015 and 2014:

	Revenue		EBITDA	
Item	2015	2014	2015	2014
Engineering and construction				
Engineering and construction	3,330,182	4,514,496	193,054 (*)	805,951
Total	**3,330,182**	**4,514,496**	**193,054**	**805,951**
Concession-type infraestructure				
Solar	166,534	335,188	115,001	235,939
Water	52,978	40,840	42,291	26,463
Transmission lines	143,473	91,347	107,337	64,289
Cogeneration and other	43,832	32,036	17,874	3,941
Total	**406,817**	**499,411**	**282,503**	**330,632**
Industrial production				
Biofuels	2,018,483	2,136,660	39,903	271,439
Total	**2,018,483**	**2,136,660**	**39,903**	**271,439**
Total	**5,755,482**	**7,150,567**	**515,460**	**1,408,022**

(*) Includes the loss recorded as a consequence of the situation provided by article 5 bis of the Ley Concursal for an amount of €383 million (see Note 2.1).

The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows:

Item	2015	2014
Total segment EBITDA	515,460	1,408,022
Amortization and depreciation	(814,326)	(474,864)
Financial expenses net	(868,589)	(854,742)
Share in profits/ (losses) of associates	(8,093)	7,018
Income tax expense	(22,888)	58,646
Profit (loss) from discontinued operations, net of tax	(144,254)	(22,203)
Profit attributable to non-controlling interests	129,212	3,415
Profit attributable to the parent company	**(1,213,478)**	**125,292**

ABENGOA

Consolidated condensed financial statements | 01 Consolidated condensed financial statements

Page 22

b) The assets and liabilities by segment as of December 31, 2015 and December 31, 2014 are as follows:

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.15
Assets allocated							
Intangible assets (*)	245,242	355	6,775	-	318	1,193,287	1,445,977
Property plant and equipment (*)	173,235	19,822	-	-	-	961,017	1,154,074
Fixed assets in projects (*)	-	-	244,742	2,178,107	161,190	775,624	3,359,663
Current financial investments	344,600	26,912	4,471	14,954	5,834	122,050	518,821
Cash and cash equivalents	338,479	52,899	8,788	29,394	11,468	239,910	680,938
Subtotal allocated	**1,101,556**	**99,988**	**264,776**	**2,222,455**	**178,810**	**3,291,888**	**7,159,473**
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	2,311,418
Deferred tax assets	-	-	-	-	-	-	1,584,751
Other current assets	-	-	-	-	-	-	2,315,698
Assets held for sale	-	-	-	-	-	-	3,255,859
Subtotal unallocated	-	-	-	-	-	-	**9,467,726**
Total Assets	-	-	-	-	-	-	**16,627,199**

(*) Includes the impairment loss recorded as a consequence of the Company situation which has resulted in the filing of the communication provided by Article 5 bis of the Ley Concursal for an amount of €285 million (see Note 2.1).

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.14
Assets allocated							
Intangible assets	396,309	276	6,775	-	915	1,164,099	1,568,374
Property plant and equipment	275,952	23,113	4,761	-	-	983,487	1,287,313
Fixed assets in projects	-	2,111,631	484,317	2,273,131	321,102	998,184	6,188,365
Current financial investments	711,312	87,237	9,403	30,694	8,775	201,132	1,048,553
Cash and cash equivalents	498,629	339,434	36,585	119,428	34,143	782,594	1,810,813
Subtotal allocated	**1,882,202**	**2,561,691**	**541,841**	**2,423,253**	**364,935**	**4,129,496**	**11,903,418**
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	997,748
Deferred tax assets	-	-	-	-	-	-	1,503,609
Other current assets	-	-	-	-	-	-	2,451,705
Assets held for sale	-	-	-	-	-	-	8,390,115
Subtotal unallocated	-	-	-	-	-	-	**13,343,177**
Total Assets	-	-	-	-	-	-	**25,246,595**

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.15
Liabilities allocated							
L-T and S-T corpor. financing	1,602,848	619,930	102,988	357,352	134,390	2,811,537	5,629,045
L-T and S-T project debt	136,985	337,109	78,376	1,712,168	453,945	351,523	3,070,106
L-T and S-T lease liabilities	21,827	-	-	-	-	14,715	36,542
Subtotal allocated	**1,761,660**	**957,039**	**181,364**	**2,069,520**	**588,335**	**3,177,775**	**8,735,693**
Unallocated liabilities							
L-T and S-T Other loans and borrowings	-	-	-	-	-	-	659,414
L-T grants and other liabilities	-	-	-	-	-	-	234,193
Provisions and contingencies	-	-	-	-	-	-	68,554
L-T derivative financial instruments	-	-	-	-	-	-	38,002
Deferred tax liabilities	-	-	-	-	-	-	317,689
L-T personnel liabilities	-	-	-	-	-	-	3,631
Other current liabilities	-	-	-	-	-	-	4,682,615
Liabilities held for sale	-	-	-	-	-	-	1,191,423
Subtotal unallocated	-	-	-	-	-	-	**7,195,521**
Total liabilities	-	-	-	-	-	-	**15,931,214**
Equity unallocated	-	-	-	-	-	-	**695,985**
Total liabilities and equity unallocated	-	-	-	-	-	-	**7,891,506**
Total liabilities and equity	-	-	-	-	-	-	**16,627,199**

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.14
Liabilities allocated							
L-T and S-T corpor. financing	1,351,648	983,267	105,978	362,154	98,904	2,267,006	5,168,957
L-T and S-T non rec. financing	6,082	1,722,176	517,975	1,770,138	465,041	476,702	4,958,114
L-T and S-T lease liabilities	14,494	-	-	-	-	20,497	34,991
Subtotal allocated	**1,372,224**	**2,705,443**	**623,953**	**2,132,292**	**563,945**	**2,764,205**	**10,162,062**
Unallocated liabilities							
L-T Other loans and borrowings	-	-	-	-	-	-	121,402
L-T grants and other liabilities	-	-	-	-	-	-	212,606
Provisions and contingencies	-	-	-	-	-	-	87,879
L-T derivative financial instruments	-	-	-	-	-	-	225,298
Deferred tax liabilities	-	-	-	-	-	-	281,797
L-T personnel liabilities	-	-	-	-	-	-	56,659
Other current liabilities	-	-	-	-	-	-	5,972,202
Liabilities held for sale	-	-	-	-	-	-	5,480,518
Subtotal unallocated	-	-	-	-	-	-	**12,438,361**
Total liabilities	-	-	-	-	-	-	**22,600,423**
Equity unallocated	-	-	-	-	-	-	**2,646,172**
Total liabilities and equity unallocated	-	-	-	-	-	-	**15,084,533**
Total liabilities and equity	-	-	-	-	-	-	**25,246,595**

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 23

The criteria used to obtain the assets and liabilities per segment, are described as follows:

› With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by segments, since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the Group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated.

c) The investments in intangible assets and property, plant and equipment and fixed assets in projects by segments for the years, 2015 and 2014 is as follows:

Item	2015	2014
Engineering and construction		
Engineering and construction	103,364	133,630
Total	103,364	133,630
Concession-type infraestructure		
Solar	674,126	811,637
Water	664,771	487,887
Transmission lines	120,799	99,356
Cogeneration and other	460,052	612,726
Total	1,919,748	2,011,606
Industrial production		
Biofuels	134,433	127,228
Total	134,433	127,228
Total investments by segments	2,157,545	2,272,464
Discontinued operations	23,860	307,093
Total	2,181,405	2,579,557

5.2. Information by geographic areas

The revenue distribution by geographical region for the years, 2015 and 2014 is as follows:

Geographical region	2015	%	2014	%
- North America	1,520,781	26%	2,253,624	32%
- South America (except Brazil)	1,296,814	23%	1,301,816	18%
- Brazil	843,109	15%	874,687	12%
- Europe (except Spain)	643,036	11%	892,872	12%
- Other regions	645,055	11%	938,517	13%
- Spain	806,687	14%	889,051	12%
Consolidated Total	5,755,482	100%	7,150,567	100%
Outside Spain amount	4,948,795	86%	6,261,516	88%
Spain amount	806,687	14%	889,051	12%

Note 6.- Changes in the composition of the Group

6.1. Changes in the consolidation group

In 2015 a total of 44 subsidiaries, 4 associates and 5 joint ventures were added to the consolidation perimeter of the group.

In addition, 17 companies were no longer classified as subsidiaries and 2 companies were no longer classified as associates and are not included in the consolidation group.

During the year 2015, Kaxu Solar One, Ltd. and Helioenergy 1 and 2, which were recorded under the equity method in the Consolidated financial statements as of December 31, 2014, started to be consolidated after we gained control over them (see Note 6.4). Both Kaxu Solar One, Ltd, Helioenergy 1 and 2 have been incorporated to Atlantica Yield's consolidation perimeter during the year 2015, which is recorded under the equity method (see Note 7.1.a and Note 10).

As a consequence of the sale of Atacama I project companies to APW-1 (see Note 7.1.b), which were fully consolidated in the Consolidated financial statements, several project companies started to be consolidated by the equity method after we lost control over those companies.

Page 24 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA At year-end 2015, the company Atlantica Yield and its subsidiaries, which were consolidated into the Consolidated Financial Statements for the year 2014 (classified as assets and liabilities held for sale and discontinued operations) started to be recorded by the equity method after we lost control over those companies (see Note 7.1.a). 6.3. Main acquisitions and disposals a) Acquisitions › There were no significant acquisitions during the years, 2015 and 2014, in addition to the Helioenergy 1 and 2 solar assets described in Note 6.4. At year-end 2015, the companies Rioglass Solar and its subsidiaries, which were consolidated into the Consolidated financial statements for the year 2014, started to be recorded by the equity method after we lost control over those companies (see Note 6.3.b). b) Disposals › During 2015 financial year, Abengoa has closed the sale of certain assets to AtlanticaYield, pursuant to the plan to accelerate the sale of assets approved at the end of 2014 and beginning of 2015 (see Note 7.1), which is made in compliance with the Right of First Offer agreement signed between the two companies. 6.2. Initial public offering of Atlantica Yield. An additional stage to divest a 13% stake ended on January 22, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Atlantica Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters’ over-allotment option) at a price of USD 31 per share, bringing the holding in Atlantica Yield to 51%. This sale generated USD 328 million (€291 million) before underwritten public offering expenses and fees, USD 312 million (€277 million) after discounting those expenses and fees, for Abengoa, As a result of the underwritten public offering, Abengoa recorded Non-controlling interest amounting to €193 million, corresponding to the book value of the 13% stake in Atlantica Yield sold in the underwritten public offering and an increase in Equity amounting to €60 million, for the difference between the net proceeds and the book value of the net assets transferred. The details of asset transferred to Atlantica Yield are described below: › On December, 2014, Atlantica Yield closed the acquisition of Solacor 1 and Solacor 2 and PS10 and PS 20 (thermo-solar assets with a combined capacity of 131 MW located in Spain) and Cadonal (wind farm of 50 MW, located in Uruguay). The first acquisition of assets has been completed for a total amount of USD 312 million and it was made pursuant to the Right of First Offer agreement signed between the two companies. On July 14, 2015, Abengoa sold 2,000,000 shares at a price of USD 31 per share of Atlantica Yield for USD 62 million (€55 million), before expenses and fee, and USD 61 million (€54 million) after discounting those expenses and fees, reducing its stake in Atlantica Yield to 49.05%. As a result of the transaction, Abengoa recorded Non-conrolling interest amounting to €43 million and an increase in Equity amounting to €54 million. › During February 2015, full stake held in Skikda and Honnaine (two desalination plants in Algeria), as well as 29.6% of the stake held in Helioenergy 1 and 2 (thermo-solar assets in Spain) was sold. The sale of assets has been completed for a total amount of €79.5 million. Related to the aforementioned desalination plants in Algeria, we also entered into a two year call and put option agreement with Atlantica Yield under which Atlantica Yield has a put option right to require Abengoa to purchase back these assets at the same price paid by them and Abengoa has call option right to require them to sell back these assets if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold. As a result of the conversion of the Exchangeable Notes (see Note 18.3), Abengoa’s stake in Atlantica Yield is 41.86% on December 31, 2015. Regarding the bonds exchangeable into Atlantica Yield shares (see Note 18.3), from January 1, 2016 to February 29, 2016, a nominal amount of USD 13 million in Exchangeable Notes were converted, which represents 27,458 shares of Atlantica Yield (see Note 18.3). As a result, Abengoa’s stake in Atlantica Yield has decreased to 41.48%. Furthermore, on June 25, 2015, the sale of full stake held in transmission lines in Peru (ATN2) (40% stake) has been closed. The sale of assets has been completed for a total amount of €30.1 million. › On the other hand, as of May 11, 2015, Abengoa reached an agreement with Atlantica Yield to sell a third asset package for total cash proceeds of approximately €610 million (ROFO 3). The transaction was approved by both Atlantica Yield and Abengoa’s Board of Directors. Abengoa subscribed a 51 % of the capital increase that Atlantica Yield has placed to finance this acquisition, bringing Abengoa a net cash outflow of USD341.7 million (€311 million). At the end of 2015, and following the Company’s plan to reduce the participation and modification of the Corporate Governance structure of Atlantica Yield during the year, control over Atlantica Yield and it’s subsidiaries was lost. During year 2014 Atlantica Yield and its subsidiaries were fully consolidated in the financial statements of Abengoa. As of December 31, 2015 Atlantica Yield and it s subsidiaries have been integrated by the equity method (see Note 7.1.a), accordance with IFRS 10 “Consolidated financial statement”.

Page 25 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA Regarding this third package, full stake held in Helios 1 and 2 (100 MW solar complex), Solnova 1, 3 and 4 (150 MW solar complex) and the remaining 70.4% stake in Helioenergy 1 and 2, all in Spain, have been sold at the end of May. The sale of assets was completed for a total amount of €503.6 million. In relation to Helioenergy 1 and 2, as mentioned before, 29.6% of the stake held by Abengoa had been sold to Atlantica Yield during February 2015 (Abengoa hold a 50% stake at the end of 2014) and the acquisition of the 50% stake hold by external company partners was closed prior to the sale of the remaining stake held by Abengoa (see Note 6.4). › During December 2015, and as a consequence of the agreement reached with the holder non-controlling shareholder of Rioglass Solar, control over the company was transferred. Accordingly, as established by NIIF 10, Consolidated Financial Statements, the loss of control over the company and its subsidiaries led to the recognition from the financial statements of all the assets and liabilities related to those companies at their book values at the date when control was lost as well as all non-controlling interest on those companies. Additionally, the investment retained was recognized at its fair value at the date when control was lost. This operation had no significant impact in the consolidated condensed financial statements. Additionally, this third package of assets included the sale of 51% stake in Kaxu (100 MW solar complex) in South Africa, which was closed on July 30, 2015, for a total amount of USD 120 million (€109.2 million). › During May 2015, the Company has concluded the sale of the stake of 51% in Linha Verde Transmissora de Energia S.A. ("Linha Verde"). This operation is detailed in Note 7 on discontinued operations and assets held for sale. ›As of July 27, 2015 Abengoa has reached an agreement with Atlantica Yield to sell a fourth asset package (ROFO 4) comprised of two renewable assets. The sale of those assets to Atlantica Yield has been closed for €277 million. The payment of €19 million is outstanding as of December 31, 2015. In opinion of the Directors it is expected to be collected in the short term. The assets consist of Solaben 1 and 6 (100MW solar complex), located in Spain and in operation since 2013, which had recently been rated by S&P as BBB. On September 30, 2015, the assets closed their refinancing in the capital markets and the sale to Atlantica Yield was completed. As a result of the aforementioned refinancing, Abengoa had an additional net cash inflow of €71 million (€25 million on September 30, 2015 and €46 million on October 1, 2015). 6.4. Business combinations › Consolidation of Kaxu Solar One, Ltd., the company that owns the thermo-solar plant in Kaxu, in South Africa, previously accounted through the equity method, began during February 2015, once control over this company was obtained as it entered a stage in which relevant decisions were no longer subject to the control and approval of the Public Administration. This change of control of the company and its consolidation means that its assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and its fair value. The following table summarizes the assets transferred to Atlantica Yield under the ROFO agreements: Furthermore, there were no significant contingent liabilities in the above project. Lastly, revenue and profit or loss of Kaxu Solar One, Ltd since the taking of control through December 31, 2015 are €44,968 thousand and a loss of €19,815 thousand, respectively. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date would have occurred on January 1, 2015, do not differ significantly from those recorded since the real taking control date and outlined above. ROFO Proyecto ROFO 1 Solacor 1 and 2 ROFO 1 PS10 and PS20 ROFO 1 Cadonal ROFO 2 Skikda The sale of Kaxu Solar One to Atlantica Yield was closed on July 30, 2015, in compliance with the Right of First Offer agreement signed between Abengoa and Atlantica Yield (see Note 6.3). ROFO 2 Honnaine ROFO 2 y 3 Helioenergy 1 and 2 ROFO 2 ATN2 At December, 31, 2015, as Kaxu Solar One, Ltd became an Atlantica Yield´s subsidiary company, it has been integrated by equity method within the Consolidated statements of financial position (see Note 7.1.a and Note 10). ROFO 3 Helios 1 and 2 ROFO 3 Solnova 1, 3 and 4 ROFO 3 Kaxu Solar One ROFO 4 Solaben 1 and 6

Page 26 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA › Consolidation of project companies Helioenergy 1 and 2 (thermo-solar assets with a capacity of 100MW in Spain), previously accounted through the equity method, began on April 29, 2015, once control over these companies was obtained as result of the acquisition of the 50% stake hold from external company partners, bringing the holding in Helioenergy 1 and 2 to 100%.This acquisition brought Abengoa a cash outflow of €38.8 million. This change of control of the companies and consequently their consolidation means that their assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and theirs fair value. aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance. The main elements to be implemented under this plan include the reinforcement of the current asset disposal program to raise at least approximately €1,200 million by the end of 2016 including the following divestment options: › Atlantica Yield: continuance of the plan launched at the end of 2014 through the reduction of its stake and loss of control, as well as the sale of assets to Atlantica Yield. The new strategic measure aimed to either the monetization of some or all of Abengoa’s economic rights or the sale through a private process of some or all of Abengoa’s interest in Atlantica Yield, while keeping the existing ROFO (“Right Of First Offer”) agreement in place. Furthermore, there were no significant contingent liabilities in the above project. Lastly, revenue and profit or loss of Helioenergy 1 & 2 since the taking of control was €44,805 thousand and an income of €4,856 thousand, respectively. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date had occurred on January 1, 2015, were €57,690 thousand and an income of €5,088 thousand, respectively. › Asset rotation: continuance of the plan initiated at the end of 2014 by means of the creation of a joint venture with external equity partners to divest in assets. The new strategic measure consists of the sale or partial divestment in case of external equity partners, which includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets. In addition, during 2015 the sale of Helioenergy 1 & 2 to Atlantica Yield has been closed, in compliance with the Right of First Offer agreement signed between Abengoa and Atlantica Yield (see Note 6.3). These initiatives and their main effects in relation to the reclassification to the ‘Assets held for sale and discontinued operations’ heading as of December 31, 2015 and December 31, 2014 are described below. Therefore, at the end of year 2015, as Helioenergy 1 & 2 became an Atlantica Yield’s subsidiaries, they have been integrated by equity method within the Consolidated statements of financial position (see Note 7.1.a and Note 10). a) Atlantica Yield Reduction of stake The plan to reduce the stake in Atlantica Yield was initiated at year end 2014 with the approval of the Abengoas’s Board of Directors, has been carried out during 2015, by the following steps: Note 7.-Assets operations held for sale and discontinued › An initial stage to divest a 13% stake ended on January 22, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Atlantica Yield, bringing the holding in Atlantica Yield to 51% (see Note 6.2). 7.1. Plan to further optimize Abengoa financial structure On December 15, 2014, Abengoa´s Board of Directors approved a plan to further improve its financial structure through three main initiatives: › On July 14, 2015, Abengoa sold 2,000,000 shares in Atlantica Yield at a price of USD 31.00 per share for a total price of USD 62 million, bringing the holding in Atlantica Yield to 49.05% (see Note 6.2). › On the other hand, as a consequence of the exchange notices received from holders and exchanged by the Company as of December 31, 2015 regarding Abengoa´s Exchangeable Bond, Abengoa´s shareholding in Atlantica Yield reached 41.86%. This reduction in Abengoa´s shareholding motivated the decrease of Abengoa´s representation in Atlantica´s Board of Directors by one Director according to the Company´s Articles of Association (see Note 6.2). › Reduce its stake in Atlantica Yield. › Accelerate the sale of assets to Atlantica Yield. › The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction as well as in new contracted assets under development. Following the plan to optimize Abengoa Financial Structure, on September 23, 2015, Abengoa’s Board of Directors approved a package of strategic measures that will be adapted following the execution of the plan,

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 27

- Finally, on December 24, 2015, the Company entered into a loan agreement for an amount of €106 million and with a final maturity date of 17 March 2016 with a group of financial entities (See Note 18). The loan has been used for general corporate purposes. As security for the loan, security interests over 17,334,598 shares in Atlantica Yield held by the Group have been granted. Additionally, in compliance with the obligations assumed by the Company under the loan agreement entered into September 23, 2015 drawn down for an amount of €125 million (see Note 18), certain other shares of Atlantica Yield held by the Group have been pledged as security for such financing (8,196,245 shares). As of December 31, 2015, the amount of Atlantica Yield shares granted as security of the aforementioned financing arrangements and the Secured Term Facility Agreement entered into by Abengoa Concessions Investments Limited in October 2015 amounts 39,530,843 shares which represents, approximately, a 39.5% of Atlantica Yield shares in issue.

Loss of control

The Board of Directors approved at the end of 2014 a plan to lose control on this company mainly through the modification of the Corporate Governance structure of Atlantica Yield aimed to limit Abengoa control in the Shareholders General Meeting and Board of Directors by means of the limitation on its voting rights and reinforcement of the role of independent directors, in addition to the plan to reduce the stake in Atlantica Yield pointed out above.

Taking into account that the loss of control has been completed at December 31, 2015, Atlantica Yield has been derecognized from the Consolidated financial statements and integrated by the equity method. Atlantica Yield was presented as an operating segment within the Concession-Type Infrastructures activity during 2014 until the date of the loss of control and due to the significance that the activities carried out by Atlantica Yield had for Abengoa, the loss of control of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

Thus, in accordance with IFRS 10 "Consolidated financial statements", the Company has recorded the loss of control, derecognizing the assets and liabilities of this shareholding at their book values. Additionally, the stake held by Abengoa in Atlantica Yield has been valued at its fair value as of the date of the loss of control and a profit has been recognized due to the transactions of asset drop-down carried out between the two companies during 2015 carried out in accordance with the asset disposal framework described before.

Hence, and provided that Abengoa Yield shares are quoted, since June 2014, in the NASDAQ Global Select Market according to IFRS 13 "Fair value measurement" since a quoted price in an active market is available (level 1), fair value less cost to sale was calculated taking in consideration Atlantica Yield quoted prices as of the date of the loss of control which was USD19.29.

The impact of all what has been mentioned above amounts to €19 million recognised a loss in the profit/loss for the year attributable to the parent Company.

As of December 31, 2015 and 2014 the breakdowns of assets and liabilities of the consolidated financial position of Atlantica Yield, integrated by the equity method is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Fixed assets in projects	8,554,873	5,574,324
Investments in associates	49,880	4,136
Financial investments	92,152	43,623
Deferred tax assets	173,118	58,465
Current assets	873,135	580,441
Project debt	(5,648,284)	(3,457,156)
Other non-current liabilities	(2,059,018)	(1,263,060)
Other current liabilities	(178,444)	(102,539)
Total net assets and liabilities held for sale	**1,857,412**	**1,438,234**

Additionally, below is the breakdown of the income statement of Atlantica Yield for the years 2015 and 2014 which has been classified in the caption Profit/loss from discontinued operations, net of tax (even though as of December 31, 2015 Atlantica Yield which has been consolidated under the equity method, all income generated during 2015 has been reclassified to the caption Profit/loss from discontinued operations, net of tax, because it has been considered as it during the whole fiscal year in accordance with IFRS 5):

Item	Balance as of 12.31.15	Balance as of 12.31.14
Revenue	712,876	273,679
Other operating income	62,355	59,328
Operating expenses	(464,646)	(202,284)
I. Operating profit	310,585	130,723
II. Financial expense, net	(474,990)	(148,935)
III. Share of profit/(loss) of associates carried under the equity method	7,240	(580)
IV. Profit before income tax	(157,165)	(18,792)
V. Income tax benefit	(21,600)	(3,411)
VI. Profit for the period from continuing operations, net of tax	(178,765)	(22,203)
VII. Profit attributable to non-controlling interests	(9,923)	(1,762)
VIII. Profit for the period attributable to the Parent Company	**(188,688)**	**(23,965)**

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Adictionally, for the years ended December 31, 2015 and 2014, the cash flow statement related to Atlantica Yield is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
I. Profit for the year from continuing operations	(178,765)	(22,203)
II. Profit for the year from continuing operations adjusted by non monetary items	483,718	197,145
III. Variations in working capital	65,854	(51,301)
IV. Interest and income tax received / paid	(279,631)	(112,941)
A. Net cash provided by operating activities	269,941	32,903
B. Net cash used in investing activities	(838,122)	(260,438)
C. Net cash provided by financing activities	730,934	229,708
Net increase/(decrease) in cash and cash equivalents	162,753	2,173
Cash, cash equivalents and bank overdrafts at beginning of the year	291,413	259,855
Translation differences cash or cash equivalent	19,699	29,385
Cash and cash equivalents at end of the year	473,865	291,413

b) Asset rotation

Initial plan of asset rotation

At the end of 2014 Abengoa´s Board of Directors approved, within the plan to optimize its financial structure, a plan to rotate assets through the creation of a joint venture with external equity partners that would invest in a portfolio of contracted assets under construction and development. Related to this plan, on December 11, 2014, the company reached a non-binding agreement with the infrastructure fund EIG Global Energy Partners ('EIG') to jointly invest in a new company to which Abengoa would contribute its shareholdings in a series of holding companies of concession projects.

Based on this agreement, the new company would be jointly managed, although EIG would hold a majority stake in the new company. Once the agreement was completed and the projects transferred to the Newco, Abengoa would no longer have a controlling interest in the assets. Given that as of December 31, 2014, the companies associated with previous projects were available for immediate sale and the sale was highly probable, the Company classified the associated assets and liabilities as held for sale in the Consolidated Statement of Financial Position as of December 31, 2014. Those assets relates to renewable and conventional power generation (Atacama I project in Chile, Abent 3T & ACC4T projects in Mexico) and power transmission assets in Brazil.

Following the agreement reached with EIG, on April 7, 2015 Abengoa Projects Warehouse I, LLP (APW-1) was incorporated, reaching therefore the final agreement to establish a Joint Venture (JV) to finance the construction of the aforementioned projects.

APW-1 capital structure consists of 55% invested by EIG and a remaining non-controlling interest of 45% by Abengoa. This company is jointly managed, so once the aforementioned projects are acquired by the JV, Abengoa would no longer have a controlling interest in these assets.

In connection with the acquisition of asset by JV APW-1, on April 2015, the first of the committed contribution by the agreement has been achieved, which specifically corresponds to CSP Atacama 1 and PV Atacama 1 (solar plant project companies located in the Atacama Desert, Chile, which combine tower technology based on molten salts (110 MW) and photovoltaic (100 MW)). The aforementioned projects, which until then were consolidated in the Consolidated financial statements, started to be recorded under the equity method after Abengoa no longer had a controlling interest in such projects, and Abengoa and EIG started to control them jointly. The first acquisition of assets has been completed for a net cash inflow for Abengoa of €194.9 million.

The loss of control of the above companies and consequently their recognition under the equity method, was accounted for through the derecognition of all its assets and liabilities from the Consolidated Financial Statements, as well as the recognition of the fair value of both the consideration received and the investment retained, according to IFRS 10 'Consolidated Financial Statements; with no significant differences arising from this loss of control in the Consolidated income statement.

Furthermore, in relation to the contribution of the power transmission line assets in Brazil, at the end of June 2015, the sale of shares representing a 44.54% stake in the holding company of the aforementioned assets has been closed. Consequently, Abengoa has recorded a receivable credit amounting to €240.2 million (related to the EIG percentage of invest), which will bring Abengoa a cash inflow in the short term coinciding approximately with the long-term project finance closing of each project included in the agreement (see Note 11). Based on this agreement, any additional equity financing needs would be funded by Abengoa initially, until APW-1's stake in the holding company reach 32.9%.

As a result of this transaction, Abengoa retains control over the holding company of the projects (74.54% stake), which are being consolidated in the Consolidated financial statements. Therefore, Abengoa has recorded a Non-controlling interest amounting to €240.2 million in Equity (see Note 16).

Given the current situation of the company which has resulted in the filing of the communication provided by the article 5 bis of the Ley Concursal, the Company is in process of reaching an understanding with EIG which result in the best interest of both sides within the global agreement initially signed and which ended up with the establishment of APW-1.

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Lastly, and in relation to Abent 3T & ACC4T projects companies' contribution to the JV APW-1, while we had agreed to a transaction price with EIG of approximately €308.6 million, as of July 31, 2015, the exclusivity period with EIG expired, which permits us to enter into discussions for the sale of this asset with third parties. Accordingly, we have included the Abent 3T & ACC4T projects among the assets that we intend to dispose of described below, and we are actively exploring the sale of this asset to other potential buyers.

New plan of asset rotation

The new plan of asset rotation is a continuation of the plan started at the end of 2014, which has been reinforced by Abengoa, as approved by Abengoa's Board of Directors on September 23, 2015. Further implementation of the plan will be carried out through the sale or partial divestment, in case of external equity partners, of certain assets. This plan includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets. Those assets include the projects included in the initial plan and whose divestment has not been completed on September 23, 2015, and additional projects included in the new plan.

The table below provides a breakdown of identified assets included in the plan, being the companies associated with previous projects available for immediate sale and the sale is highly probable. Therefore, until the closing of the sale transaction, the assets are reported as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

Asset	Details	Capacity
Cogeneration	2 cogeneration plants in Brazil	140 MW
Solar Power Plant One (SPP1)	Combine cycle in Algeria	150 MW
Manaus Hospital / Concecutex	Concessions in Brazil and Mexico	300 beds / 10,000 people
Khi Solar One	Solar plant in South Africa	50 MW
Tenés / Ghana	Desalination plants	260,000m3/day
Abent 3T & ACC4T	Cogeneration plant in Mexico	840 MW
Shams (*)	Solar plant in Abu Dhabi	100 MW
Atacama 2	Solar platform in Chile	280 MW
San Antonio Water	Water treatment and delivery plant in United States	175,000 m3/day
Ashalim	Solar plant in Algeria	110 MW
Norte III	Combine cycle in Mexico	924 MW
Nicefield S.A	Wind farm in Uruguay	70 MW
ATN 3, S.A.	Transmission lines in Peru	355 km
Photovoltaic (PV) plants	Solar plants in Spain	11.7 MW

(*) Sold during February 2016 (see Note 28)

These net assets and liabilities are equivalent to their carrying amount before being classified as held for sale, except for PV assets which are recorded at fair value after an impairment amounting to €13 million.

7.2. Assets held for sale shares in Linha Verde Transmissora de Energía, S.A.

During 2014 financial year, the Company signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energia S.A. ('Linha Verde'), a company with a concession of an electric transmission line in Brazil which was in pre-operational stage. As of December 31, 2014, the sale was subject to the closing conditions customary for the sale of these types of assets.

During May 2015, Abengoa closed the sale of the aforementioned stake for a total amount of 45.8 million Brazilian Real (approximately €13 million), which did not have any material impact in the Consolidated income statement.

Note 8.- Intangible assets and property, plant and equipment

8.1. The detail of the main categories included in intangible assets as of December 31, 2015 and December 31, 2014 is as follows:

Item	Goodwill	Development assets	Other	Total
Total as of December 31, 2015	364,429	984,263	97,285	1,445,977

Item	Goodwill	Development assets	Other	Total
Total as of December 31, 2014	487,645	870,818	209,911	1,568,374

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8.2. The detail of the main categories included in Property, plant and equipment as of December 31, 2015 and December 31, 2014 is as follows:

Item	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total as of December 31, 2015	359,845	707,562	56,589	30,078	1,154,074

Item	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total as of December 31, 2014	395,211	787,990	59,441	44,671	1,287,313

The decrease in cost is mainly due to the disposal of all the assets related to Rioglass Solar once lost its control and, therefore, consolidated by equity method (see Note 6.3 and Note 10).

As of December 31, 2015, an impairment charge of approximately €44 million has been recognized. This impairment affects the investments made in previous years for the promotion of certain thermo-solar projects located in the United Stated due to its doubtful recovery given the current problems to develop the projects properly given the current situation of the company which has resulted in the filing of the communication provided by the article 5 bis of Ley Concursal (see Note 2.1).

Note 9.- Fixed assets in projects

There are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements.

9.1. The detail of Concession assets in projects as of December 31, 2015 and December 31, 2014 is as follows:

Item	Intangible assets	Financial assets	Balance as of 12.31.15
Total as of December 31, 2015	2,131,125	280,166	2,411,291

Item	Intangible assets	Financial assets	Balance as of 12.31.14
Total as of December 31, 2014	4,657,988	284,201	4,942,189

The decrease in cost is mainly due to the classification as assets held for sale of those related to the companies provided by Note 7.1, given the sale of assets made during the year to Atlantica Yield and its consolidation by equity method (see Note 6.3.b and Note 7.1) and the depreciation of the Brazilian real against the Euro. Such decrease has been partially offset by the work in progress of various transmission lines in Brazil and Peru (€665 million).

As of December 31, 2015 an impairment charge of approximately €241million has been recognized. This impairment is related to certain concession assets under construction given the current problems to properly develop the projects given the current company situation which was resulted in the filing of the communication provided by the article 5 bis of Ley Concursal (see Note 2.1).

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9.2. The detail of the main categories included in Other assets in projects as of December 31, 2015 and December 31, 2014 is as follows:

Item	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total as of December 31, 2015	231,932	476,605	9,560	202,538	27,737	948,372

Item	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total as of December 31, 2014	237,996	693,247	22,391	240,268	52,274	1,246,176

Note 10.- Investments accounted for using the equity method

10.1. The detail of the main categories included in Investments accounted for using the equity method as of December 31, 2015 and December 31, 2014 is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Associates	918,136	33,425
Joint Ventures	279,555	277,836
Total Investments accounted for using the equity method	1,197,691	311,261

The main impacts regarding investments accounted for using the equity method during 2015 corresponds mainly to the increase due to the reduction of Abengoa's stake in Atlantica Yield, as a consequence of the plan of loosing of control on this Company mainly through the modification of the Corporate Governance structure that occurred during the fiscal year which ended up in Abengoa's loss of control of Atlantica Yield and its affiliates; to the rotation of renewable generating assets (solar power plants in Atacama's desert in Chile) to APW-1 and the equity contributions to the solar – thermal project of Xina in South Africa and the impact of Rioglass and its affiliates once the loss of control materialized, as described in Note 6.3.b. APW-1 is a Joint Venture managed between Abengoa and EIG, as it has been explained in Note 7.1, which has been accounted for under the equity method,

On the other hand, such increase has been partially offset by the investment integrated in the Concecutex S.A. and Khi Solar One projects, which have been recorded as held for sale and reclassified in the Consolidated condensed statements of financial position to assets held for sale and liabilities held for sale respectively (see Note 7.1).

As 2015, Atacama 1 project is financed with a bridge loan amounting to €237,140 thousand (see Note 17.1).

Note 11.- Financial investments

The detail of the main categories included in financial investment as of December 31, 2015 and December 31, 2014 is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Available for sale financial assets	41,057	39,466
Other receivable accounts	1,057,729	641,024
Derivative assets	14,941	5,997
Total non-current financial investments	1,113,727	686,487

Item	Balance as of 12.31.15	Balance as of 12.31.14
Available for sale financial assets	5,342	7,183
Other receivable accounts	499,665	1,026,528
Derivative assets	13,814	14,842
Total current financial investments	518,821	1,048,553
Total financial investments	1,632,548	1,735,040

The most significant variations in non-current financial investments during the year, 2015 are due to the increase in accounts receivable with associate companies, in particular, regarding the funding of thermo-solar project of Ashalim in Israel and solar project of APW-1 (solar plants located in the Atcama desert, Chile, which combine tower technology based on molten salts (110 MW) and photovoltaic (100 MW). In addition, there is an increase corresponging to the receivable account amounting to €240.2 million related to a minority interest of the power transmission assets in Brazil sale to APW-1.

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 32

The most significant variations in current financial investments during the year 2015 mainly correspond to a decrease due to the maturity of deposits associated to non-recourse confirming.

Note 12.- Derivative financial instruments

The fair value of derivative financial instruments as of December 31, 2015 and December 31, 2014 is as follows:

Item	Balance as of 12.31.15		Balance as of 12.31.14	
	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives – cash flow hedge	11,908	37,181	6,017	13,163
Exchange rate derivatives – non-hedge accounting	14,524	4,139	-	-
Interest rate derivatives – cash flow hedge	1,522	6,736	5,271	215,308
Interest rate derivatives – non-hedge accounting		32,998	-	33,163
Commodity derivatives – cash flow hedge	846	34,320	8,806	30,882
Embedded derivatives of convertible bonds, exchangables bond and shares options	(45)	30,545	745	12,519
Total	28,755	145,919	20,839	305,035
Non-current part	14,941	38,002	5,997	225,298
Current part	13,814	107,917	14,842	79,737

The net increase in derivative financial assets in 2015 was mainly due to increased fair value of exchange rate derivatives as a consequence of the depreciation between the Brazilian real against euro and the changes in the valuation of the exchange rate derivative entered into, during 2015, between Abengoa and Atlantica Yield.

The fair value of derivative liabilities decreased in 2015 mainly due to the derivatives belonging to companies sold to Atlantica Yield amounted for under the equity method and to a decrease by a favorable evolution of hedging interest rate derivatives due to a decrease of the interest rate in euro. Additionally, there has been an increase in the fair value of the embedded derivative liability in the Exchangeable Notes (excahgenable in ordinary shares of Atlantica Yield) maturing on 2017 (see Note 18.3), and an increase in the fair value of the embedded derivative liability in the convertible notes of Befesa, as well as to an increase of the notional amounts of exchange rate hedges and increased by the evolution of commodities price related mainly to aluminum.

The fair value amount transfers to the Consolidated income statement in 2015 for the financial instruments derivatives designated as hedging instruments is a loss of €280,523 thousand (loss of €18,136 thousand in 2014).

At the end of 2015, the net amount of the fair value of derivatives transfers directly to the Consolidated income statement as a result of not meeting all the requirements of IAS39 to be designated as accounting hedges represents a loss of €8,094 thousand (loss of €18,136 thousand in 2014).

Note 13.- Inventories

Inventories as of December 31, 2015 and December 31, 2014 were as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Goods for sale	5,766	8,992
Raw materials and other supplies	114,424	116,714
Work in progress and semi-finished products	139	1,135
Projects in progress	33,368	40,712
Finished products	55,350	73,101
Advance Payments to suppliers	102,215	54,135
Total	311,262	294,789

Note 14.- Clients and other receivable accounts

The breakdown of Clients and other receivable accounts as of December 31, 2015 and December 31, 2014 is as follows:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Customer receivables	515,088	592,628
Unbilled revenues	787,535	913,122
Bad debt provisions	(63,707)	(82,209)
Tax receivables	552,958	595,784
Other debtors	212,562	137,591
Total	2,004,436	2,156,916

The fair value of Clients and other receivable accounts does not differ significantly from their carrying value.

Page 33 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA At the end of 2015, Abengoa had non-recourse factoring, of which €92 million had been factored and a global transfer agreement of non recorse collection rights related to the construction of a combined cycle plant in Mexico by €400 million. On September 30, 2015 the General Shareholders' Meeting approved a capital increase of 430,450,152 Class B shares with a nominal value of €0.01 each reducing its unrestricted reserves, which would be delivered to all shareholders on a proportion of four Class B share by each owned Class A or B share. Such General Shareholders' Meeting approved a voluntary conversion right to change Class A shares of one euro nominal value (€0.002 nominal value as of December 31, 2015) to Class B shares of €0.01 nominal value (€0.0002 nominal value as of December 31, 2015) during certain pre-established periods until December 31, 2017. After exercising this right, a capital reduction by means of the nominal value of the converted shares at the value of the present day of €0.0198 per share, with unrestricted reserves credit. Note 15.-Share capital As of December 31, 2015 the share capital amounts to € 1,840,954.98 corresponding to 941,533,858 shares completely subscribed and disbursed, divided into two distinct classes, as follows: Consequently, on October 1, 2015 the share capital has been subscribed for a total amount of €207,097 with the issue of 20,709,730 Class B shares with a nominal value of 0.01 Euros each, duly subscribed and fully paid-up by the holder of the warrants, First Reserve Corporation. › 83,467,081 class A shares with a nominal value of 0.02 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights (‘Class A Shares’). Finally, on October 10, 2015 the company carried out a reduction of its share capital by the amount of €90,336,437.74, by means of a reduction in the par value of each Class A share of the Company of 0.98 euro per share, and a reduction in the par value of each Class B share of the Company of 0.0098 euro per share. › 858,066,777 class B shares with a nominal value of 0.0002 Euros each, all in the same class and series, each of which grants One (1) voting right and which affords its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company’s by laws (‘Class B Shares’ and, together with class A shares, ‘Shares with Voting Rights’). During, 2015 four capital reductions have taken place by reducing 776,559 Class A shares into Class B shares, which led to a capital reduction of €639,149.47 thousand. Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares following the capital increase carried out on October 17, 2013. The Company presents mandatory financial information quarterly and semiannually. After the end of the period ended December 31, 2015, on January 4, 2016 a capital increase has taken place, without preferential subscription right, with the issue of 34,013 Class B shares with a nominal value of 6.80 euros for the purpose of meeting the convertion requests related to the Convertible Bond €400,000,000 6.25% maturing in 2019, issued on January , 2013. On the other hand, after closing the 16th liquidity window dated January 15, 2016, the Company carried out on January 22, 2016, a reduction of capital share by the amount of €898.74 by means of the conversion of 45,391 Class A shares into new Class b shares. As of May 4, 2015, in connection with the 6.25% €400 million convertible bonds issued on January 2013 and maturing in 2019 conversion, the share capital has been increased for a total amount of €810,544.08 thousand with the issue of 81,054,408 Class B shares at its respective par values. Consequently, as of January 22, 2016 the share capital amounts to € 1,840,063.04 corresponding to 941,567,871 shares completely subscribed and disbursed, divided into 83,421,690 Class A shares and 858,146,181 Class B shares. In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages (voting rights) and the information received from relevant parties, shareholders with a significant holding as of December 31, 2015 are as follows: The General Shareholders' Meeting approved on March 29, 2015 the distribution of 2014 profits sharing out of a dividend of € 0.113 per share, which represents a total dividend of €94,894 thousands (€91,637 thousands in 2014). On April 17, 2015 the payment of the dividend was done. Shareholders Share % Inversión Corporativa IC, S.A. (*) 45.539 Finarpisa, S.A. (*) 6.175 (*) Inversión Corporativa Group.

Page 34 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA Note 16.-Non-controlling interest At the year-end 2015, the decrease of non-controlling interest mainly relates to the loss of control of Atlantica Yield, Rioglass, after their consolidation by the equity method. This decrease has been partially offset by the increase in Non – controlling interest as a consequence of the sale of a 46.29% stake of the Parent company of certain transmission line assets under construction in Brazil, following the agreement reached with EIG (€240 million) (see Note 7.1). The specific funding requirements that usually accompany bridge financing agreements ussually include the following: › The funds that are drawn down as the project is executed can only be used for developing the project to construct the asset, and › The obligation to use the project finance to repay the bridge loan. This means that conversion of the bridge loan in a long-term project finance arrangement has a very high degree of security from the start of the project because there is a comfort letter or support from the institutions that are going to participate in the long-term financing. In that sense, Abengoa has managed to substitute this bridge loan with the project finance in all of the projects (more than 110 during the company’s history) that it has developed. This enables it to offer a high degree of certainty and confidence regarding the financing of these projects, and to our minority shareholders involved in them (when they exist), as well as to the institutions that have committed the project finance. Note 17.-Project debt The Consolidation Group includes interests in various companies that, in general, have been created to develop an integrated product that consists of designing, constructing, financing, operating and maintaining a specific infrastructure (usually a large-scale asset such as a power transmission line). These may be owned outright or under a concession arrangement for a specific period of time and and whose financing sources are various non-recourse project financing schemes (project finance). In terms of guarantees, both the bridge loan and the project finance have the same technical guarantees from the contractor in relation to price, deadlines and performance. The difference is that the bridge loan in most cases also has corporate guarantee from the project’s sponsor in order to cover the possibility of a delay in the financial closing of project finance. Project finance (non-recourse financing) is generally used as a means of constructing an asset, using the assets and cash flows of the company or group of companies that will perform the activity associated with the project being financed as collateral. In most cases the assets and/or contracts are used as a guarantee for the repayment of the financing. Both guarantees (contractor and sponsor) are intended to underwrite the future cash flows from the project in the event that technical risks give rise to variations in them (failure to comply with the construction schedule or with the deadlines for finalizing the project finance). Compared to corporate financing, the project finance has certain key benefits, which include a longer borrowing period due to the profile of the cash flows generated by the project and a clearly defined risk profile. Therefore the bridge loan and the project finance are –from a contractual perspective– independent loan transactions, although they are linked in terms of their overall aim (for example, with the exception of the aforementioned guarantees, both share the same risks; their sole purpose is for financing projects; they are generally repaid with funds from the project itself; and they are separate from the company’s other cash sources) and commercially (the financial institution itself has an interest in favorably resolving the continuity of both transactions). These two types of financing are therefore considered to be similar in terms of managing the company’s business. Despite having a commitment from a financial institution during the awarding phase of the project and since the financing is usually completed in the latter stages of a construction project –mainly because these projects require a significant amount of technical and legal documentation to be prepared and delivered that is specific to the project (licenses, authorizations, etc.) –bridge loan (formerly named Non-recourse project financing in process) needs to be available at the start of the construction period in order to begin construction activities as soon as possible and to be able to meet the deadlines specified in the concession agreements. Consequently, the internal criteria for classifying a financial liability in the Consolidated condensed statement of financial position as project debt is based on the characteristics and use of that financing and not on the guarantees provided, since the security and predictability of the substitution process (based on past guarantees) means that this guarantee is more theoretical or hypothetical with regards to its use (such a guarantee has never been used by the nominal beneficiaries). Obtaining this financing is considered as a temporary funding transaction and is equivalent to the advances that clients traditionally make during the different execution phases of a construction project or works. Bridge loan has specific characteristics compared to traditional advances from clients. For example the funds are usually advanced by a financial institution (usually for terms of less than 2-3 years), although there are similarities in the implicit risk that mainly relates to the capacity of the company that is going to own the project to construct it correctly in time and form.

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 35

In relation to the return on the project, usually it has been more beneficial to obtain bridge loan via the special purpose entity responsible for operating and maintaining the asset to be constructed. However, the cheaper cost of financing obtained at a corporate level has enabled projects to be financed centrally, generating important competitive advantages as well as reducing start times for project construction. Consequently, during 2014 and 2015 bridge loans with a corporate guarantee were issued, structured in a similar way to the bridge loans used previously in terms of their purpose (project financing) and repayment (from project cash flows). This financing is therefore also considered to be similar to the project finance in terms of managing the business and the company's risk and it is therefore classified under the same heading.

17.1. The details of project debt applied to projects, for both non-current and current liabilities, as at December 31, 2015 and December 31, 2014 is as follows:

Project debt	Balance as of 12.31.15	Balance as of 12.31.14
Project finance (Non-recourse project financing)	1,021,047	3,011,702
Project bridge loan (Non-recourse project financing in process)	2,049,059	1,946,412
Total project debt	**3,070,106**	**4,958,114**
Non current	503,509	4,158,904
Current	2,566,597	799,210

At the year-end 2015, the total amount of non-recourse projects overdue and unpaid amounts to €24 million. The corresponding interest associated have been recognized.

As a consequence of certain breaches of covenants resulting in either default or cross default induced by the facts and circumstances which occurred from August 2015 onwards described within these Consolidated condensed financial statements (see Note 2.1) and which has caused the Company requesting the protection of article 5 bis of the Spanish Insolvency Law, some financing arrangements have been reclassified from non-current liabilities to current liabilities in an amount of €1,863 million due to considering that the financing arrangements are due in the short term.

As of December 31, 2015 Project debt decreased due to the classification as liabilities held for sale of project finance or bridge loans corresponding to companies classified as held for sale and the derecognition of Project debt of Atlantica Yield and its affiliates (which is accounted for under the equity method, see Note 7.1 and Note 10) (€-1,655 million) and the repayment of the bridge loan of the Zapotillo aqueduct project in Mexico (€-261 million) and to the translation differences caused by the depreciation of the Brazilian real against the Euro. The most significant increases are due to Abengoa Greenbridge, S.A bridge loan for an amount of to €221 million, and the new bridge loan obtained by Abengoa Concessions Investments Limited of which €123 million are drawn down.

With respect to aforementioned project bridge loan of Abengoa Greenbridge, S.A., it relates to a senior unsecured notes private program guaranteed by Abengoa, S.A. for an initial available amount of €125 million, which may be increased up to €425 million, which was signed on October 1, 2014. The proceeds will be used to finance, in whole or in part, the development of renewable projects until the moment when long term third party project financing is obtained.

In relation to Abengoa Concessions Investments Limited new project bridge loan, on June 29, 2015 the company entered into a margin loan facility agreement for the financing of the promotion, development and construction of concessional project, pursuant to which the company is entitled to borrow up to USD 200 million, maturing in 24 months following the utilization date and a interest at Libor + 290 basis points. Under the terms of the loan, initially the company has pledged and granted a security interest in 14,000,000 ordinary shares of Atlantica Yield, in favor of the financial institution. Upon the exercise of certain events, the financial institution could exercise its right to require the pre-payment of the Margin Loan, post additional collateral or foreclose on, and dispose of, the pledged shares. Based on these terms, the financial institution requested an increase of the pledged ordinary shares of Atlantica Yield and a cash collateral of approximately USD 70 million and afterwards its pre-payment, consequently USD 20 million and the remaining balance have been reimbursed on September 30, 2015 and October 1, 2015 respectively, a total of 16,561,817 pledged shares of Atlantica Yield, which (both pledged shares and cash collateral) have been released on October 1, 2015 once the loan was fully repaid.

Regarding the abovementioned bridge loan, at the end of October, Abengoa Concessions Investments Limited entered into a Secured Term Facility Agreement in order to finance the construction and development of concessional assets which entitled the Company to borrow up to USD 130 million. The loan will mature 24 months following the date of the agreement. Under the terms of the Loan Documents, ACI has pledged and granted a security interest in 14,223,195 Ordinary Shares of Atlantica Yield in favor of the financial institution as security for the loan amount. Upon the occurrence of certain events that are customary for this type of loan, the financial institution may exercise its right to require ACI to repay all or part of the the financial institution Loan Amount, post additional collateral or foreclose on, and dispose of, the the financial institution Pledged Shares in accordance with the terms of the loan.

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 36

The table below lists projects with bridge loan in progress (bridge loan) as of December 31, 2015 (amount in thousands of euros):

Item	LAT Brasil (1)	Abent 3T	ACC4T	Atacama Solar Platform (1)	San Antonio Water	Total
Construction start date	mar-13 / aug-14	sep-13	sep-14	apr-14/may-15	dec-14	-
Estimated end date	jul-16/jul-18	jan-17	dec-17	jul-16/feb-19	oct-19	-
Estimated amount of the contract (EPC)	1,787,627	1,047,750	605,988	2,462,568	592,546	6,496,479
Bridge financing start date	mar-13/sep-14	sep-14	dec-14	aug-14/may-15	dec-14	-
Bridge financing maturity date	feb-16/sep-19 (2)	sep-19 (2)	dec-19	oct-17/jul-19 (2)	jul-19 (2)	-
Anticipated LT financing start date	jan-16/jun-17	mar-16	jul-16	jul-16/may-17	may-16	-
LT financing duration	Up to 15.5 years	Up to 18 years	Up to 21 years	Up to 18 years	Up to 30 years	-
LT financing expected amount	833,837	708,500	525,904	2,000,047	701,595	4,769,883
Bridge financing amount drawn (3)	1,184,410	258,548	90,509	465,965	49,627	2,049,059
Guarantee type (4)	Contractor and Sponsor / Corporate	Corporate	Corporate	Contractor and Sponsor / Corporate	Corporate	-

(1) Includes the transmission line projects in Brazil relating to ATE XVI Transmissora de Energia, S.A. (Miracema), ATE XVII Transmissora de Energia, S.A. (Milagres), ATE XVIII Transmissora de Energia, S.A. (Estreito), ATE XIX Transmissora de Energia, S.A. (Luiz Gonzaga), ATE XX Transmissora de Energia, S.A. (Teresina), ATE XXI Transmissora de Energia, S.A. (Parauapebas), ATE XXII Transmissora de Energia, S.A., ATE XXIII Transmissora de Energia, S.A. and ATE XXIV Transmissora de Energia, S.A. and to solar plant project in the Atacama Desert, Chile, which combines tower technology based on molten salts and photovoltaic.

(2) Once the long-term funding associated with the projects has been obtained, the issuer will use the funds from the Green Bond to finance other Green Projects, selected according to the "Use of Funds" requirements specified in the Offering Memorandum. Additionally, for funds from tranche B (see Note 18), after long-term funds obtained can be allocated to developing new projects after fulfilling the requirements specified in the financing agreement.

(3) Excludes amounts withdrawn from the project bridge loans, which have been issued by the projects with Contractor and Sponsor guarantee by Abengoa and/or some of corporate subsidiaries (which are not project companies), amounting to €612,472 thousands and which have been classified within assets and liabilities held for sale (see Note 7) and for Atacama I project in Chile specifically, included in the consolidated statement of financial position of Abengoa Project Warehouse (APW-1), joint venture accounted for using the equity method (see Note 10).

(4) The guarantee references "Contractor and sponsor" refer to corporate guarantees mainly related to the bridge financing of the projects. The references to "Corporate" guarantees refer to guarantees related to the Green Bonds. These guarantees cover all of the indicated bridge financing.

Note 18.- Corporate financing

18.1. The breakdown of the corporate financing as of December 31, 2015 and December 31, 2014 is as follows:

Non-current	Balance as of 12.31.15	Balance as of 12.31.14
Credit facilities with financial entities	6,566	871,613
Notes and bonds	-	2,755,993
Finance lease liabilities	19,522	24,064
Other loans and borrowings	102,367	97,029
Total non-current	128,455	3,748,699

Current	Balance as of 12.31.15	Balance as of 12.31.14
Credit facilities with financial entities	2,321,654	444,386
Notes and bonds	3,300,825	1,096,965
Finance lease liabilities	17,020	10,927
Other loans and borrowings	557,047	24,373
Total current	6,196,546	1,576,651
Total corporate financing	6,325,001	5,325,350

At the year-end 2015, the total amount of the overdue and unpaid corporate-financing (principal and interest) amounts to 468 million euros. It has been recognized the corresponding default interest expenses.

As a consequence of certain contractual breaches given the facts and event since the beginning of the month of August 2015 (see Note 2.1) which have led to the current situation of the Company provided by the article 5 bis of Ley Concursal, the amount of €4,134 million has been classified to current liabilities because its consideration as corporate-financing overdue.

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 37

The increase during the year 2015 in corporate financing was mainly due to the withdrawn of the year-end outstanding €500 million tranche A syndicated loan, as well as the issuance of €375 million in ordinary notes due 2020, €74 million of a loan granted by European Investment Bank (EIB), new long term loans with certain financial entities supported by Export Credit Agencies, new liquidity line issued during the mounth of December 2015 amounted to €106 million and a maturity in March 17, 2016 by the consideration as corporate-financing both suppliers overdue and unpaid debt through non-recourse confirming instrument (€304 million) and those amounts owed to suppliers related to a non-recourse confirming originated by a Group supplier (see Note 20) amounted to €202 million, and the revolving credit agreement of up to €165 million signed at the end of September 2015, of which €125 million are drawn down. Regarding the aforementioned revolving credit, in addition to personal guarantees provided by certain group companies, certain subsidiaries have assigned certain trade receivables.

Additionally, there has been an increase due to the recognition of a liability on account of the preferred shares of Abengoa Concessoes Brasil Holding (ACBH) which were sold to Atlantica Yield on June, 2014 which has been recognized at its fair value representing an amount of €48 million as of December 31, 2015, due to the loss of control of Atlantica Yield and its consolidation under the equity method. These preferred shares grant the right to receive an annual perpetual dividend of USD18,4 million and the option of converting in the fifth year the aforementioned dividend in ordinary shares of ACBH representing an equivalent return for Atlantica Yield.

All the increase described above has been partially offset by the early conversion of €238.3 million nominal amount of the convertible bonds maturing in 2019 (see Note 18.3), the conversion option exercised related to the 2017 convertible notes by an amount of €244 million on February 3, 2015 (see Note 18.3), as well as the cancellation of the 2015 ordinary bonds by €300 million and to the decrease of the outstanding balance of the Euro-Commercial Paper Programme (ECP) amounting to €407 million.

18.2. Credit facilities with financial entities

Credit facilities with financial entities as of December 31, 2015 and December 31, 2014 are as follow:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Syndicated loan	690,640	180,214
ICO financing	30,083	36,189
Instalaciones Inabensa S.A. financing	280,931	304,032
Abener Energía S.A. financing	381,893	344,416
European Investment Bank financing	75,695	-
Revolving credit agreement	126,150	-
Working capital line	100,116	-
Remaining loans	642,712	451,148
Total	2,328,220	1,315,999

To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a financial ratio (Net Financial Debt/Corporate EBITDA) with the financial institutions.

According to the financing agreements, the maximum limit of this ratio is 2.5 starting December 31, 2014. As of December 31, 2015, Corporate Net Debt/EBITDA financial ratio is higher the set maximum indicated above.

18.3. Notes and bonds

The notional value of notes and bonds as of December 31, 2015 and December 31, 2014 is as follow

Item	Balance as of 12.31.15	Balance as of 12.31.14
Exchangeable notes Atlantica Yield	12,889	-
Convertible notes Abengoa	167,300	650,000
Ordinary notes Abengoa	2,937,704	2,755,126
Commercial paper Abengoa Mexico	111,428	43,502
Euro-Commercial Paper Programme (ECP)	56,727	464,141
Total	3,286,049	3,912,769

Page 38 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA In accordance with IAS 32 and 39 and the Terms and Conditions of the issuance in all convertible notes except for the 2019 notes, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bonds are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. This applies to 2017 convertible bonds and exchangeable notes Atlantica Yield 2017. At the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred by Clause 6 (j) (Settlement in cash) of the Terms and Conditions of this convertible bond, which grants Abengoa the right to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible bond, which totaled €62,894 thousand, was reclassified as equity since after that date the conversion option meets the definition of an equity instrument. On September 29, 2015, Abengoa announced the call for the general assembly of noteholders of the convertible notes 2017, convertible notes 2019 and exchangeable notes Atlantica Yield 2017, which have taken place on October 29, 2015 (except for exchangeable notes Atlantica Yield 2017, that given the legally required quorum was not attained, it has been called a second call which will take place on November 30, 2015). The aforemention calls have approved the amendment to certain terms and conditions and the approval of the entering into of the deeds of guarantee, among others. During the month of April 2015, Company launched an offer which aim was the conversion of an aggregated amount up to €200 million of the convertible Abengoa´s issuance of bonds, inviting the noteholders to exercise their conversion right in their corresponding class B shares and a cash amount based on the terms and conditions of the bond. Convertible notes 2017 Subsequently, the Company, in accordance with the terms and conditions of the Auction contained in the Invitation Memorandum dated April 7, 2015, decided to accept applications for conversion from noteholders corresponding to a total principal amount of €238.3 million (representing 59.6% of the total principal amount of Notes outstanding), above the initial amount addressed. On April 9, 2015, once the accelerated bookbuilding process of class B was completed, the cash amount that the company has to pay to the accepting noteholders has been set at €25,366.81 per €100,000 principal amount of Notes, amounting to €60,449 thousand the total cash amount to be paid to noteholders. The expense recognized in the Consolidated income statement for the year 2015 amounts to €15,141 thousand due to the conversion (see Note 21.2). In relation to the €250 million convertible bonds maturing in 2017 issued on February 3, 2010, the carrying value of the liability component of this bond at December 31, 2015 amounted to €5,211 thousand (€216,768 thousand at December 31, 2014). On February 3, 2015, certain bondholders exercised the conversion option amounting to €244,400 thousand, corresponding to principal plus interest accrued and unpaid to date. The remaining bondholders, amounting to €5,600 thousand, chose not to exercise the option and wait until the maturity in 2017. As of May 4, 2015, the corresponding share capital increase has been recorded for a total of 81,054,408 Class B shares of one euro cent (0.01€) of face value each, increasing share capital of Abengoa by an amount of €811 thousand (see Note 15). Furthermore, following the dividend distribution of the 2014 financial year on April 17, 2015 (see Note 15), the conversion price of the Notes has been adjusted from €5.35 per class B share to €5.24 per class B share with effect from April 17, 2015. Furthermore, following the dividend distribution of the 2014 financial year on April 17, 2015 (see Note 15), the conversion price of the Notes has been adjusted from €2.98 per class B share to €2.94 per class B share with effect from 17 April 2015. As of February 3, 2015, the fair value of the derivative liability embedded in the convertible bonds was €14,079 thousand, while its fair value as of December 31, 2014 amounted to €4,021 thousand. The decrease in fair value has been recorded as an expense amounting to €10,058 thousand in the Consolidated income statement for the year ended December 31, 2015. Additionally, the expense recognized in the Consolidated income statement for the year 2015 was €17,553 due to the early repayment. Furthermore, the fair value related to the option not exercised was €0.5 thousand as of December 31, 2015 while its fair value as of February 3, 2015 amounted to €315 thousand. The decrease in fair value has been recorded as an income amounting to €314.5 thousand in the Consolidated income statement for the year 2015. Ordinary notes Abengoa 2020 At the end of April 2015, Abengoa Finance, S.A.U., a subsidiary of Abengoa S.A., issue an ordinary bond for €375 million among institutional and qualified investors. In summary, the terms and conditions of the issuance are as follows: Convertible notes 2019 (a) The Notes were issued for €375 million. In relation to the €400 million convertible bonds maturing in 2019 issued on January 17, 2013, the carrying value of the liability component of the bond as of December 31, 2015 amounts to €137,900 thousand (€323,209 thousand as of December 31, 2014). (b) The Notes will mature on Abril 2020. (c) The Notes accrue a fixed annual interest of 7% payable semiannually.

Page 39 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA › Dividend of USD 0.43 per Atlantica Yield, the exchange price has been set to USD 36.417 with effect from December 24, 2015. (d) The Notes are jointly guaranteed by Abengoa, S.A. and certain subsidiaries of the Group. (e) The Notes have been priced at 97.954% of their nominal amount. The value of the liability component of the exchangeable bonds on December 31, 2015 amounts to €12,169 thousand. Exchangeable notes Atlantica Yield 2017 On March 5, 2015, Abengoa S.A. issue a senior unsecured exchangeable notes exchangeable into existing ordinary shares of Atlantica Yield, a subsidiary of Abengoa S.A. whose shares are listed on the NASDAQ Global Select Market, for USD 279 million. Since the commencement of the exchange period for the Exchangeable Notes Atlantica Yield 2017 on September 1, 2015 (as set out the Terms and Conditions) through December 31, 2015, exchange notices for a total nominal amount of USD 265 million, equivalent to 7,202,738 shares of Atlantica Yield, have been received and exchanged (see Note 6.2). The income recognized due to the exchange in the Consolidated income statement for the ended December 31, 2015 amounts to €90,274 thousand (see Note 21.2). The principal terms and conditions that have been determined are the following: (a) The size of the Offering is USD 279 million. On the other hand, the initial valuation of the derivative liability embedded in the exchangeable bond was €30,356 thounsand as of December 31, 2015 its valuation amounts €4,675 million and the amount cancelled due to exchange notices received amounts to €26,136 thounsand with an impact on the Income statement for the difference of the two preceeding values which amounts to €455 thounsand in financial expense. (b) The Notes will mature on 5 March 2017. (c) The Notes will accrue a fixed annual coupon of 5.125% payable semi-annually in arrear, beginning on 5 September 2015. In addition, the initial valuation of the derivative liability component embedded in the exchangeable bond was €30,356 thousand and its valuation on December 31, 2015 was €4,675 thousand with an impact on the income statement for the difference between the two preceding values and which amounts to €455 thousands in financial expense. (d) The Notes will be initially exchangeable into 7,202,602.23 shares of Atlantica Yield (exchange property) at an exchange price of USD 38.736 per share. The Notes will be voluntarily exchangeable into shares of Atlantica Yield from September 1, 2015, as set out in the Terms and Conditions, subject to cash payment in certain circumstances in December 2015, the conversion price was set at USD 36.417 per share of Atlantica Yiled after the last dividend payment in December 15, 2015. Note 19.-Provisions and contingences (e) As of December 31, 2015, exchange notices for a total nominal amount of USD 265,000 thounsand have been received and exchanged. The rest of the nominal amount of the Exchangeable Notes, amounting USD14,000 thousand, was outstanding as of that date. › In relation to the contingent liabilities described in Note 22.2 to the 2014 Consolidated financial statements concerning the initiation in 2013 of an inspection by the European Commission of Abengoa and the companies that are directly or indirectly under its control, including Abengoa Bioenergy Trading Europe B.V., with regard to their possible participation in anti-competitive agreements or actions allegedly aimed at manipulating the results of the valuation of the Platts daily closing price (CDD), and to deny access to one or more companies wishing to participate in the valuation process of the CDD price, we point out that on 7 December 2015, the European Commission notified and made public the initiation of a formal investigation procedure in relation to the said inspection (case "AT-40054 Oil and Biofuel Markets” (concerning the alleged manipulation of the Platts index) in relation to, among other companies, Abengoa, S.A. and its subsidiaries Abengoa Bioenergía, S.A. and Abengoa Bioenergy Trading Europe B.V. We point out that until that date what had taken place were preliminary investigations, and we had not be notified of the statement of charges. (f) The Notes are jointly guaranteed by Abengoa, S.A. and certain subsidiaries of the Group. In connection with the dividend of Atlantica Yield declared until December 31, 2015 the exchange property has been adjusted as follows: › Dividend of USD 0.2592 per Atlantica Yield received on 16 March 2015, the exchange price has been adjusted to USD 38.439 and the exchange property comprises 7,258,169.53 Atlantica Yield Shares, with effect from March 25, 2015. › Dividend of USD 0.34 per Atlantica Yield received on June 15, 2015, the exchange price has been adjusted to USD 38.083 and the exchange property comprises 7,326,189.56 Atlantica Yield shares, with effect from June 24, 2015. › Dividend of USD 0.40 per Atlantica Yield received on September 15, 2015; the exchange price has been adjusted to USD 37,286, with effect from September 24, 2015.

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Following the initiation of the proceedings referred to above against Abengoa and its subsidiaries, these Companies are waiting to receive a notification with the corresponding statement of charges, after which a period of two months will commence in order to submit written pleadings.

At year-end 2015, the Company has not proceeded to recognize any liability associated with the outflow of resources for this reason since, at that date, it had not been notified of the start of any formal procedure, meaning that the Company was not aware of the scope of the facts of which, as the case may be, it was accused.

- Regarding the legal claims or legal action initiated by creditors in connection with any past due and unpaid debts, we point out that the Company is not aware that any legal claim whatsoever has been initiated, nor any other significant legal measure by any other creditor in connection with past due and unpaid debts at year-end 2015, except for the following:
  - Within the Bioenergy business, there are legal claims which are mostly due to commercial disputes filed in the United States for a total amount of approximately €11,235 thousand. These claims are generally in the response phase. On the other hand, there are applications to establish "liens" (preventive embargoes) in the United States for a total amount of approximately € 1,008 thousand. These applications require no response from the company subject to the claim.
  - As regards the Industrial Engineering and Construction business, there are legal claims totalling approximately €75.5 thousand. These claims are in negotiation with the counterparties. Furthermore, there are claims in tort for a total aggregate amount of € 40 thousand, also in negotiation.
  - In Mexico, there are claims in tort totalling around € 0.3 thousand that are in negotiation.
  - In Brazil there are legal claims totalling approximately €20,115 thousand, all of which are ongoing.
  - In Chile, claims in tort have been received for a total of approximately €389.8 thousand and an additional €30.5 thousand that are currently in negotiation with the counterparties.

  After the end of the reporting period litigation claims regarding unattended accrued debts of different nature and amounts have been booked in these Consolidated condensed financial statements amounting up to USD 548,700 thousand, €96,000 thousand, 1 million Mexican Pesos and 29,900 Chilean Pesos.

- On the other hand, in relation to the pledged assets deposited by the Group from the date of application by Abengoa S.A. of Article 5 bis of Ley Concursal, we point out that at year-end 2015 the Group has not been forced to surrender any asset as collateral for debt, with the exception of the following:
  - An amount of € 9,727.6 thousand deposited in a bank account pledged on behalf of Abengoa Bioenergy Netherlands N.V., whose pledge collateral was executed by the beneficiary thereof as a result of the maturity of the secured obligation.
  - An amount of €3,542.3 thousand deposited in a bank account pledged on behalf of Abener Energía, S.A., whose pledge collateral was executed by the beneficiary thereof as a result of the maturity of the secured obligation.
- In addition, with regard to the collateral granted to third parties (guarantees, etc), there have been no significant breaches since the date of the communication provided by the Article 5 bis of the Ley Concursal, at year end 2015, which could lead to an outflow of resources and, therefore, to the recognition of a liability, with the following exceptions:
  - In this sense, the most important issue relates to the recent execution of the performance bond by the client Portland General Electric Company after rescinding the EPC of Project Carty for electricity generation in the United States, currently in the testing phase, due to breach of contract by the EPC contractor, for a maximum guaranteed amount of USD 145.6 million, in which the company has proceeded to begin negotiations with all the parties involved to reach an agreement, as announced recently by the client. At year-end 2015, the company proceeded to recognize a related liability for this project amounting to €94 million
- The Board of Directors believe that no significant additional liabilities, other than those described and recorded in the Consolidated condensed statement of financial positions as of December 31, 2015, may arise from the facts described herein.

Note 20.- Trade payables and other current liabilities

Trade payables and other current liabilities as of December 31, 2015 and December, 31, 2014 are shown in the following table:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Trade payables for purchases of goods	2,983,046	4,034,367
Trade payables for services	764,627	1,061,871
Billings in excess and advance payments from clients	304,830	245,970
Remunerations payable to employees	40,204	52,211
Suppliers of intangible assets current	10,566	12,522
Other accounts payables	275,979	148,227
Total	4,379,252	5,555,168

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Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant.

At the end of 2015 the total amount of trade payables and other current habilities due and unpaid (principal and interest) amounted to €604 million. It has proceded to recognize the default interest for this item.

The table below shows the details of the non-recourse confirming carried out with external and group suppliers as at December 31, 2015:

Item	Balance as of 12.31.15	Balance as of 12.31.14
Non-group amounts payable through Confirming	1,019,155	1,453,360
Group amounts payable through Confirming	236,687	796,849
Total	1,255,842	2,250,209

Related to these amounts, there are deposits and cash recorded under assets in the Consolidated condensed statement of financial position associated with payment of "non-recourse confirming" for an amount of €465 million (€1,226 million in 2014).

Abengoa's payment management policy requires all group companies to pay their suppliers and vendors using non-recourse bank confirming payments (also called non-recourse confirming) as a general rule, without differentiating between those group suppliers that, for various reasons, may be part of each company's supply chain. Regardless of whether the invoice originates from an external or a group supplier, the underlying document of the non-recourse confirming will always be a commercial invoice, in other words an invoice derived from the operational activities of a specific company.

The International Financial Reporting Standards ('IFRS') do not explicitly state the accounting treatment applicable to the aforementioned transactions. Nevertheless, the European Securities and Markets Authority (ESMA) issued a public statement on October 27, 2015 which defines their priorities when preparing the financial statements for the year 2015, in order to promote consistent application of the IFRS among issuers. The aforementioned statement state that these types of transactions (also called "reverse factoring") should be analyzed depending on the economic substance of the agreements, so that issuers can conclude whether the trade debt should be classified as financial debt within the statements of financial position, or payments made should be classified as financial or operational within the cash flow statements. In either case, ESMA recommends that the issuer provides clear details of the accounting classification policy that it has applied, indicating the assumptions that have been made and the corresponding quantitative impacts.

Consequently, provided that there are no material changes to the conditions of the trade debt (for example, to the due date, the amount or the interest rates, if applicable), the fact that due to the use of confirming, the new legal creditor is a financial institution instead of the supplier, does not change the economic character of the debt that arose from the operational activities of the Group company, regardless of whether it originated from an external or a Group supplier. This interpretation is not only applicable when the debt has been originated with a Group Company but also with external suppliers. Consequently, the accounting policy consistently chosen by Abengoa over the last few years regarding its supplier balances associated with non-recourse confirming has been to record them until their due date under the "Suppliers and other accounts payable" heading in the statements of financial position regardless of whether the collection rights have been assigned by the creditor to a financial institution and whether it originates from an external or a group supplier. Although in case of group suppliers, there could be characteristics that might lead to different interpretations.

Notwithstanding the foregoing, as of December 31, 2015, a new interpretation addopted by the relevant regulatory agencies. Based on the new interpretation, amounts corresponding to supplier balances associated to non-recourse confirming which has been originated from a group supplier have to be reclassified as "Corporate Financing" under current liabilities the statement of financial position as of December 31, 2015, regardless of the economic substance of the agreements. Based on the above, as of December 31, 2015 Abengoa's Directors update the aforementioned accounting policy by recognizing in the caption "Corporate Financing" under current liabilities the statement of financial position an amount of €202 million corresponding to supplier balances associated to non-recourse confirming which has been originated from a group supplier (see Note 18.1)..

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Note 21.- Finance income and expenses

21.1 Finance income and expenses

The following table sets forth our Finance income and expenses for the years, 2015 and 2014:

Finance income	2015	2014
Interest income from loans and credits	40,102	45,294
Interest rates benefits derivatives: cash flow hedges	21,696	15,668
Interest rates benefits derivatives: non-hedging	5,155	1,156
Total	66,953	62,118

Finance expenses	2015	2014
Expenses due to interest:		
- Loans from credit entities	(319,283)	(256,995)
- Other debts	(373,377)	(376,580)
Interest rates losses derivatives: cash flow hedges	(66,255)	(92,260)
Interest rates losses derivatives: non-hedging	(13,249)	(19,557)
Total	(772,164)	(745,392)
Net financial loss	(705,211)	(683,274)

At the end of the year 2015 finance income has increased when compared to the previous year, mainly due to the change in the time value of our interest rate derivatives.

Finance expenses have increased for 2015 when compared to the same period of the previous year, mainly due to increased interest expense from loans and borrowings as a result of the completion of various projects under construction (interest expense is capitalized when a project is under construction), an increase in notes and bonds finance expenses mainly due to our new bonds issued in second half of 2014 and the first half of 2015, as well as to the 2017 convertible bond early repayment by an amount of € 17 million (see Note 18.3), partially offset by a decrease of expenses recognized related to change in time value of interest rate derivatives and a decrease in cash flow hedges due to the reclassification as discontinued operations of results from plants sold to Atlantica Yield under the ROFO agreement.

21.2. Other net finance income and expenses

The following table sets out 'Other net finance income and expenses' for theyears 2015 and 2014:

Other finance income	2015	2014
Profits from LT Capital Investments, G. Comp.	793	394
Income on financial assets	573	1,676
Other finance income	3,392	13,085
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	90,274	-
Commodity derivatives gains: non hedge	-	45
Total	95,032	15,200

Other finance expenses	2015	2014
Loss from sale of financial assets	(745)	(11,337)
Loss from early conversion of convertible notes 2019	(15,141)	-
Outsourcing of payables	(73,909)	(84,770)
Other financial losses	(118,613)	(81,112)
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	(34,030)	(9,631)
Commodity derivatives losses: Cash flow hedge	(6,413)	-
Commodity derivatives losses: non-hedging	(5,383)	(4,853)
Total	(254,234)	(191,703)
Other net finance income/expenses	(159,202)	(176,503)

At the end of 2015 other finance income has increased by when compared to the same period of the previous year, mainly due to a gain of €90.3 million recorded in connection with the partial exercise by the holders of the right to convert the exchangeable notes due 2017 into Atlantica Yield shares (see Note 18.3).

Other finance expenses have increased mainly due to the 2017 and 2019 convertible bonds early conversion that resulted in a loss of approximately €15.1 million (see Note 18.3), as well as due to the increase in other finance expenses, due to banking fees and commissions related to guarantees, letters of credit, banking transfers and other banking services, certain expenses related to the process of 5 bis as well as due to other minor banking expenses. Additionally, other finance expenses increased due to losses related to the 2017 convertible bond early repayment by an amount of €17 million (see Note 18.3), fair value of embedded derivative of convertible bond of Befesa and due to the cancelation of the 2017 convertible bond, due to the valuation of the Befesa convertible boned derivative to changes in the fair value of commodity derivatives that started to be treated as non-hedging derivatives after the hedged transaction was no longer considered highly probable.

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The net amount of "Other incomes and financial expenses for companies" which are financed thourgh proyect debt amounts to €46,058 thousand (€46,396 thousand in 2014).

Nota 22.- Income tax

22.1. The effective tax rate for the period presented has been established based on Management's best estimates (see Note 3).

22.2. We had an income tax expense of -€22.9 million for the year 2015, compared to an income tax benefit of €58.6 million in 2014 mainly due to the tax expense recognized concerning the regularizations realized a consequence of the tax inspection (see Note 22.3) and that, the current circumstances in which the Company is involved and pending to have greater visibility about the realization of the Industrial Viability Plan, Abengoa's Directors have decided not to recognize the deferred tax assets (which could be realized against taxable income from those adjustments that would be likely to be generated in the future, according to the aforementioned Viability Plan) of the losses generated on the last quarter of 2015 including those generated by the provisions and impairment charges as a consequence of the Company situation which resulted in the presentation the commuication provided by article 5 bis of the Ley Concursal.

22.3. Abengoa, S.A., as the dominant company of the tax group regarding Corporate income tax with registered number 02/97, and Value Added Tax number 284/08 has been inspected by the Spanish Tax authorities regarding the following concepts and periods

Corporate Income Tax	2009 – 2011
Value Added Tax	03/2010 – 12/2011
Withholdings and on-account payments for personal income tax for residents and non-residents	03/2010 – 12/2011

After the end of the reporting period the Company has signed the inspection reports in conformity which brought to an end the abovementioned inspection proceedings. Besides, Abengoa's Management has regularized Corporate Income Tax statements for fiscal years 2012 to 2014 by applying the same criteria determined by the inspection body for the years under inspection (2009 to 2011). The Company has registered in the Consolidated condensed financial statements as of December 31, 2015 all accounting impacts arising from the regularizations described above (FY 2009 to 2014), and the regularization of the tax rate of Deferred Tax Assets affected by them, registering an expense amounting approximately €123 million due to interests on arrears regarding VAT and Corporate Income Tax. No sanction whatsoever has been imposed to Abengoa by the inspecting authorities. Amounts corresponding to VAT have been already transferred to the Spanish Tax Authorities (Agencia Tributaria). Amounts corresponding to Corporate Income Tax have been compensated in its entirety against Deferred Tax Assets of the tax group and, thus, have not affected the Company's cash and cash equivalents.

Note 23.- Fair value of financial instruments

The information on the financial instruments measured at fair value, is presented in accordance with the following:

- Level 1: assets or liabilities listed on active markets.
- Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: Measured on inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following is a breakdown of the Group's assets and liabilities measured at fair value as of December 31, 2015 and December 31, 2014 (except assets and liabilities with a carrying amount close to their fair value, non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 12.31.15
Non-hedging derivatives	-	(27,334)	(25,869)	(53,203)
Hedging derivatives	-	(63,961)	-	(63,961)
Available-for-sale	29	-	46,370	46,399
Total	29	(91,295)	20,501	(70,765)

Category	Level 1	Level 2	Level 3	Balance as of 12.31.14
Non-hedging derivatives	-	(36,439)	(8,498)	(44,937)
Hedging derivatives	-	(239,259)	-	(239,259)
Available-for-sale	33	-	46,616	46,649
Total	33	(275,698)	38,118	(237,547)

The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

ABENGOA Consolidated condensed financial statements | 01 Consolidated condensed financial statements Page 44

The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 12).

The caption Non-hedging derivatives includes the fair value of the embedded derivatives in the exchangeable and convertible notes (except for the 2019 convertible notes), the fair value of the call options over Abengoa's own shares, as well as those derivatives purchased with the purpose of hedging market risk (interest rate, foreign exchange or commodities) that do not fulfill all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view.

Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.).

The valuation method used to calculate the fair value was discounting cash flows based on the last business plan available, using as discount rate the weighted average cost of capital (WACC) of 10%. A sensitivity analysis has also been made considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value.

Additionally, the embedded derivative of the convertible loan received as part of the consideration for the sale of Befesa, is classified within Level 3. As of December 31, 2015, the embedded derivative has a negative fair value of €25,869 thousand.

If the equity value of Befesa had increased by 10%, assuming that the average horizon of permanence of the financial fund before the sale of Befesa did not change compared with respect to the hypotheses considered in assessing, the fair value of the embedded derivative would have increased €1,785 thousand, up to €24,085 thousand.

The following table shows the changes in the fair value of level 3 assets for the years 2015 and 2014:

Movements	Amount
Beginning balance as of December 31, 2013	45,758
Gains and losses recognized in Equity	(1,414)
Changes in Non-hedging derivatives	(8,498)
Change in consolidation, reclassifications and translation differences	2,272
Total as of December 31, 2014	38,118
Gains and losses recognized in Equity	1,240
Changes in Non-hedging derivatives	(17,371)
Change in consolidation, reclassifications and translation differences	(1,486)
Total as of December 31, 2015	20,501

During the years ended December 31, 2015 and December 31, 2014, there have not been any significant reclassifications amongst the three levels presented above.

Note 24.- Earnings per share

24.1. Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during the period.

Item	2015	2014
Profit from continuing operations attributable to equity holders of the company	(1,195,415)	113,929
Profit from discontinuing operations attributable to equity holders of the company	(18,063)	(13,577)
Average number of ordinary shares outstanding (thousands)	898,612	833,868
(Losses)/Earnings per share from continuing operations (€ per share)	(1.33)	0.14
(Losses)/Earnings per share from discontinuing operations (€ per share)	(0.02)	(0.02)
(Losses)/Earnings per share from profit for the year (€ per share)	(1.35)	0.12

24.2. Diluted earnings per share

To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

The potential diluting ordinary shares held by the group corresponded to the warrants on Class B shares issued in November 2011. On October 1, 2015 the share capital has been subscribed for the total amount of the outstanding warrants. The assumption is that all warrants would be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the diluted earnings per share.

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In the fiscal year 2015 there are not dilutine factors attecting the diluted (losses) earnings for share.

Item	2015	2014
Profit for the year		
- Profit from continuing operations attributable to equity holders of the company	(1,195,415)	147,708
- Profit from discontinuing operations attributable to equity holders of the company	(18,063)	(22,416)
- Adjustments to attributable profit	-	-
Profit for the year attributable to the parent company	**(1,213,478)**	**125,292**
Average weighted number of ordinary shares outstanding (thousands)	898,612	835,371
- Warrants adjustments (average weighted number of shares in outstanding since issue) (1)	-	20,039
Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	**898,612**	**855,410**
Diluted (losses) / earnings per share from continuing operations (€ per share)	(1.33)	0.17
Diluted (losses) / earnings per share from discontinuing operations (€ per share)	(0.02)	(0.02)
Diluted (losses) / earnings per share to the profit for the year (€ per share)	**(1.35)**	**0.15**

(1) On October 1, 2015, a capital increase has taken place through the exercise of the warrants (see Note 15).

Note 25.- Average number of employees

The average number of employees classified by category during 2015 and 2014 was:

	Average number of employees in 2015		%	Average number of employees in 2014		%
Categories	Female	Male	Total	Female	Male	Total
Directors	60	488	1.9	65	503	2.1
Management	433	1,592	7.2	435	1,517	7.2
Engineers	1,446	3,291	16.9	1,362	3,375	17.4
Assistants and professionals	1,199	1,758	10.5	1,108	1,480	9.5
Operators	981	16,252	61.3	865	15,893	61.6
Interns	247	373	2.2	242	336	2.2
Total	**4,366**	**23,755**	**100**	**4,077**	**23,104**	**100**

During December 31, 2015 the average number of employees is 25% in Spain and 75% abroad.

Note 26.- Transactions with related parties

Dividends distributed to related parties during the year 2015 amounted to €29,329 thousand (€31,601 thousand in 2014).

During 2015 the only transactions associated with related parties were the following:

- Service provision agreement signed between Simosa and Ms. Blanca de Porres Guardiola. The amount invoiced in 2015 was €95 thousand.
- Service agreement signed between Equipo Económico, S.L. (company related to D. Ricardo Martínez Rico, member of Board of Directors) and Abengoa, S.A., Abengoa Concessions, S.L., Abeinsa Ingeniería and Construcción Industrial, S.A. The amount invoiced in 2015 was €319 thousand.
- As of May 8, 2015, Inversión Corporativa IC, S.A. (Abengoa's main shareholder) has granted a securities lending agreement for 95,259,977 class B shares of Abengoa S.A. During last June, this securities lending agreement has been canceled. This transaction has born a market interest rate and has accrued compensation in favor of Inversión Corporativa IC, S.A. amounting to €123 thousand.
- Advisory agreement signed on September 23, 2015 between Mr. Felipe Benjumea LLorente and Abengoa S.A., by an annual gross amount of 1,086 thousand and with duration until December 31, 2016. During 2015, no amount has been invoiced regarding this agreement.

These operations were subject to review by the Abengoa Audit Committee.

Note 27.- Employee remuneration and other benefits

Directors are remunerated as established in article 39 of the Bylaws. Directors' remuneration shall consist of all or some of the following concepts, for a total combined amount that shall be agreed by the General Shareholders' Meeting, pursuant to the directors' remuneration policy and conditional, when required by law, on the prior approval of the General Shareholders' Meeting: (a) a fixed fee; (b) expenses for attendance; (c) a share of the profits, under the terms established in Article 48, Paragraph 2, of the company's Bylaws; (d) variable remuneration based on general benchmark indicators or parameters; (e) remuneration through the provision of shares or share options or amounts that are linked to the Company's share price; (f) severance payments, provided that the director is not relieved of office on grounds if failing to fulfill the responsibilities attributable to him/her; and (g) savings or pension systems considered to be appropriate.

Page 46 Consolidated condensed financial statements | 01 Consolidated condensed financial statements ABENGOA As of May 18, 2015, the Company’s Board of Directors accepted the resignation from all his executive offices of Mr. Manuel Sánchez Ortega, continuing in office as director, with the category of another external director, and first Vice-Chairman of the Board of Directors and has been appointed member of the International Advisory Board. To cover the vacancy created, the Board of Directors has appointed as CEO Mr. Santiago Seage Medela, with the category of executive director. Furthermore, the Board of Directors has also resolved to accept the resignation of Mrs. María Teresa Benjumea Llorente. vacancy, the Board of Directors appointed Mr. Joaquín Fernández de Piérola Marín as executive director and new General Manager of the Company, who will have the powers expressly delegated in his favour by the Board of Directors but without having for such reason the condition of CEO. As of the same date, the Board delegated in favor of the Chairman of the Board of Directors, Mr. José Domínguez Abascal all the powers except for those that cannot be legally delegated. As a consequence of these new executive functions, such director became an executive director. Finally, the Board of Directors has, as of the date hereof, one sole vice chairman, Mr. Antonio Fornieles Melero without affectly his functions as coordinator. Based on the above, the Company recognized and paid the consideration related to the post-contractual non-competition obligation regarding the resignation of former CEO, Mr. Manuel Sánchez Ortega, for an amount equivalent to the 100% remuneration or all the concepts received in the immediate preceding period, amounting to €4,484 thousand. In relation to the variable annual remuneration (bonus) for 2015 financial year, the Company’s Board of Directors, after a favorable report from the Appointments and Remuneration Committee, and due to the expected fulfilling of the objectives for 2015 on which the CEO variable remuneration was based, Mr. Sanchez Ortega, the variable remuneration that was established for current year, which amounted to €3,304 thousand, will only be accrued when the year 2015 annual accounts are approved and audited and, accordingly, will only be paid if the fulfillment of the annual objectives to which the accrual of said remuneration was subject to is verified. Additionally, as of December 31, 2015 overall remuneration for Key Management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €7,163 thousand (€11,351 thousand for the 2014). No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor. As of December 31, 2015 the Company has derecognized the existing provision regarding the two existing variable remuneration plans for managers, because Abengoa´s Directors considers that the accomplishment of all established requisites in order to consolidate the benefits provided as a consecuence of the company situation resulting form the presentation of the communication provided by article 5 bis of the Ley Concursal. As of July 27, 2015, the Company’s Board of Directors accepted the resignation of Mr. Manuel Sánchez Ortega from both the Board of Directors and the International Advisory Board. Furthermore, the Board of Directors has appointed through election by its members (cooptación), as propietary director, Ms. María Teresa Benjumea Llorente. Note 28.-Subsequent events During the month of February 2016, It has been sold the investment that Abengoa owned in Shams, which is the owner of a thermo-solar plant of 100 MW developed by the Company in Abu Dhabi (United Arab Emirates) for a total amount of €30 million. No impact in the results for the year is expected from this transaction. As of September 23, 2015, the Board of Directors has appointed through election by its members (cooptación), as proprietary director and non-executive Charmain, Mr. José Domínguez Abascal, replacing Mr. Felipe Benjumea Llorente, who has presented his resignation as director and executive Charmain, being appointed as Abengoa’s Honorary Chairman. Since December 31, 2015, no other events have occurred that might significantly influence the information reflected in the Consolidated condensed financial statements, nor has there been any event of significance to the Group as a whole. Consequently, the company has recorded in the Consolidated condensed financial statements as of December 31, 2015 the severance payment for early termination of the former executive Charmain, Mr. Felipe Benjumea Llorente, for an amount equivalent to €11,484 thousand which includes: (i) a severance payment for early termination and post-contractual non-competition obligation for an amount equivalent to the 100% remuneration or all the concepts received in the immediate preceding period, amounting to €4,484 thousand, and (ii) a retention bonus amounting to €7,000 thousand. The Extraordinary General Shareholders’ meeting held on October 10, 2015 has approved the resignation tendered on that date of the following proprietary members Mrs. María Teresa Benjumea Llorente, Mr. Fernando Solís Martínez-Campos and Mr. Carlos Sundheim Losada, and has determined the number of directors in the Board of Directors to be 13. As of November 27, 2015, Abengoa´s Board of Directors accepted the resignation of Mr. Santiago Seage Medela as director. This resignation included his resignation as first Vice Chairman and CEO. In order to fill the

Page 47 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA 02 Consolidated condensed management report as of December 31, 2015

Page 48 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA Consolidated Condensed Management Report as of December 31, 2015 1.-Organizational structure and activities Abengoa, S.A. is the parent company of a group of companies, which at the end of the year, 2015, included the following: 2.-Evolution and business results 2.1. Financial position a) Going concern According to International Accounting Standard 1, which states that an entity shall prepare its financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so, these Consolidated condensed financial statements have been prepared in accordance with this basis. However, during the second half of 2015 a series of events have occurred which have negatively impacted the liquidity and financial structure of the Company. The aforementioned events have been duly communicated to the market and are summarized below. › The holding parent company itself. › 577 subsidiaries. › 78 associates and 31 joint ventures. On July 31, 2015, during the second half earnings call with investors, Abengoa announced a downward adjustment to their FY2015 guidance regarding Free Corporate Cash Flow from operations from the €1,300 million target to €600 – 800 million. This adjustment to our guidance was mainly attributable to higher capital expenditures than expected in highly profitable but cash intensive projects in Brazil, Chile and Mexico. Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. Abengoa supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. Even though in accordance with the abovementioned forecasts the Company´s liquidity position was not going to be affected, the Board publicly announced on August 3, 2015 their intention to propose an Extraordinary General Shareholders´ Meeting to approve a capital increase of €650 million with preferential subscription rights for shareholders, an additional package of asset disposals and the implementation of a business model with lower investment requirements (capex), aimed at improving the liquidity position of Abengoa and reducing its dependence on leverage. Abengoa’s business is structured around three activities: › Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. From August 3, 2015 onward, increasing market uncertainty caused a decline in the market value of Abengoa’s listed equities and debt instruments, which both limited our access to debt and capital markets and, at the same time, contributed to a slowdown of the pace of approval or renewal, by financial institutions, of non-recourse factoring and confirming without recourse used by the Group for managing its working capital. All of this contributed to a decline in Abengoa’s liquidity position. On that date, Abengoa started a negotiation period with a group of financial entities aimed at reaching an agreement in order to secure the abovementioned capital increase. › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible. On September 24, 2015, Abengoa announced both the agreement reached with the financial institutions and the approval of its Board of Directors of a set of strategic measures, which would be adapted during its execution, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance, as well as the underwriting by financial entities of the capital increase. › Industrial production: covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates.

Page 49 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA Regarding this agreement, a group of banks and two of the main shareholders committed to underwrite and/or subscribe the capital increase for an aggregate of €650 million, consisting of: Additionally, the Extraordinary General Shareholders’ meeting held on October 10, 2015, approved a set of measures including the aforementioned capital increase of €650 million aimed at improving the liquidity position of Abengoa and reducing corporate leverage. › These banks entered into an agreement with the Company pursuant to which they undertook to underwrite €465 million in Class B shares to be issued in the capital increase, subject to certain conditions being met, including, among others, obtainment of regulatory and shareholder approvals, completion of ongoing financial and other due diligence, entry into a definitive underwriting agreement and satisfaction of the shareholders’ subscription commitments; On November 8, 2015, Abengoa publicly announced it entered into a framework agreement for the investment in Abengoa with Gonvarri Corporación Financiera, a company of the Gonvarri Steel Industries group. This agreement had the support of Inversión Corporativa IC, S.A., currently the main shareholder of Abengoa. The Investment Agreement set out the terms and conditions for the investment by Gonvarri Corporación Financiera within the framework of the share capital increase approved on October 10, 2015 by the Extraordinary General Shareholders' Meeting of the Company. The Investment Agreement provided that a portion of Gonvarri’s investment, in an amount of €250 million, was going to be carried out through a share capital increase without preemptive subscription rights. The Company’s capital increase with preemptive subscription rights approved at the abovementioned October 10, 2015 Extraordinary General Shareholders' Meeting was planned to be executed after the first capital increase mentioned above and for an effective amount currently expected to be €400 million, of which Gonvarri Corporación Financiera was expected to subscribe for its relevant portion of the shares. › Inversión Corporativa IC, S.A. (Controlling shareholder of Abengoa, S.A.), irrevocably committed itself to invest a minimum of €120 million of new money in new Class A and Class B shares to be issued under the rights issue; › “Waddell & Reed Investment Management” committed themselves, on behalf of certain of its affiliated funds, to subscribe for €65 million of new Class B shares in the rights issue. The rest of the measures approved by the Board of Directors included the following: On November 25, 2015, after the formulation of the Company´s Interim consolidated condensed financial statements as of September 30, 2015, the Company announced by filing a Material Fact (Hecho Relevante) that the framework agreement entered into with the potential investor was terminated. The Company also communicated that they will continue negotiations with its creditors with the objective of reaching an agreement that ensured the Company’s financial viability in the short and medium term. After assessing the options provided by the situation described above and in order to ensure the most stable status as possible to negotiate with creditors, the Board of Directors considered the most appropriate option was to seek protection under article 5 bis of the Spanish Insolvency Law (Ley 22/2003, Ley Concursal). Thus, on December 15, 2015 the Mercantile Court of Seville nº 2 published the Decree by virtue of which it agreed to admit the filing of the communication set forth under the abovementioned article 5 bis of the Spanish Insolvency Law. 1. Debt reduction will a key objective of Abengoa focus on maturities aimed to rebalance the maturity profile of its indebtedness; 2. The reinforcement of the current asset disposal program in order to be able to raise, at least, approximately €1.2 billion by the end of 2016; 3. Adoption of capex limitations and creation of a Investment Committee; 4. Amendment of the Company’s dividend policy; 5. Reinforcement of corporate governance: › Inversión Corporativa IC, S.A. committed itself to limit its direct and indirect aggregate voting rights to 40% following completion of the rights issue, regardless of the voting rights it would otherwise be entitled to based on its shareholding. › The Board of Directors would reflect this new voting rights structure by way of reducing the number of directors to 13 and the number of directors appointed by Inversión Corporativa IC, S.A. to 5, while there will continue to be 6 independent directors. › Creation of an Investment Committee formed by a majority of independent Directors. 6.Several capital transactions were approved.

ABENGOA Consolidated condensed financial statements | 02 Consolidated condensed management report Page 50

Included below there is a detailed description of all Spanish Group Companies which have sought judicial protection by means of filing the communication set forth under article 5 bis of the Spanish Insolvency Law, which includes the Parent Company Abengoa, S.A. and another 48 Group Companies:

Abengoa, S.A.	Abengoa Greenfield, S.A.U.	Centro Tecnológico Palmas Altas, S.A.
Abeinsa Asset Management, S.L.	Abengoa Hidrógeno, S.A.	Ecoagrícola, S.A.
Abeinsa Business Development, S.A.	Abengoa Research, S.L.	Ecocarburantes Españoles, S.A.
Abeinsa Engineering, S.L.U.	Abengoa Solar España, S.A .	Europea de Construcciones Metálicas, S.A.
Abeinsa EPC, S.A.	Abengoa Solar NT, S.A.	Gestión Integral de Recursos Humanos, S.A.
Abeinsa, Ing. Y Constr. Ind., S.A.	Abengoa Solar, S.A.	Instalaciones Inabensa, S.A.
Abeinsa Infraestructuras y Medio Ambiente, S.A.	Abengoa Water, S.L.	Micronet Porous Fibers, S.L.
Abeinsa Inversiones Latam, S.L.	Abentel Telecomunicaciones, S.A.	Nicsa, Negocios Industr. y Comer., S.A.
Abencor Suministros, S.A.	Asa Desulfuracion, S.A.	Omega Sudamérica, S.L.
Abener Energía, S.A.	ASA Iberoamérica, S.L.	Siema Technologies, S.L.
Abengoa Bioenergía Inversiones, S.A.	Biocarburantes de Castilla y León, S.A.	Simosa IT
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Bioetanol Galicia, S.A.	Simosa Servicios Integrales de Mant. Y Operación, S.A.
Abengoa Bioenergía, S.A.	Centro Industrial y Logístico, Torrecuellar, S.A.	Sociedad Inversora Línea de Brasil, S.L.
Abengoa Bioenergía San Roque, S.A.	Concesionaria Costa del Sol, S.A.	South Africa Solar Investments, S.L.
Abengoa Concessions, S.L.	Construcciones y Depuraciones, S.A.	Teyma Gestión de Contratos de Construccion e Ingeniería, S.A.
Abengoa Finance, S.A.	Covisa, Cogeneración Villaricos, S.A.	Zeroemissions Technologies, S.A.
Abengoa Greenbridge, S.A.U.		

Additionally, both Inversión Corporativa IC, S.A. and Finarpisa, S.A., currently the main shareholders of Abengoa (see Note 15) also filed the communication set forth under article 5 bis of the Spanish Insolvency Law.

Further, on January 29, 2016, Abengoa´s subsidiaries´ Abengoa Concessões Brasil Holding S.A, Abengoa Construção Brasil Ltda y Abengoa Greenfield Brasil Holding S.A filed a request for creditors protection (recuperação judicial), which were admitted on February 22, 2016. This protective measure was undertaken provided that the Company incurred in a "Crise econômico scenario", which is contemplated in Brazillian Law 11.101/05. "Recuperação judicial" consists in a proceeding envisaged in the Brazillian Law which allows corporations to restructure their debt in an orderly manner and continue as a going concern once the financial difficulties are overcome.

Further, on February 1, 2016 and February 10, 2016, certain creditors initiated involuntary bankruptcy petitions against both the Group affiliates Abengoa Bioenergy Nebraska, LLC and Abengoa Bioenergy Company, LLC. After responding to the petitions, on February 24, 2016, both companies mentioned above along with Abengoa Bioenergy Outsourcing, LLC, Abengoa Bioenergy Engineering and Construction, LLC, Abengoa Bioenergy Trading US, LLC, and Abengoa Bioenergy Holding US, LLC opted to file for voluntary creditors´ protection under Chapter 11 envisaged in the USA Law. These petitions have been filed in order to allow the Company to continue as a going concern and, consequently, they included an authorization request for the payment of taxes, salaries and insurance premiums and other first day motions. Additionally, a request for the approval of a debtor-in-possesion financing arrangement amounting to USD 41 million was also filed. These first day motions are scheduled to be heard by March 2, 2016.

On January 25, 2016, the Company announced that the independent consulting firm Alvarez&Marsal presented to the Board of Directors of Abengoa the Industrial Viability Plan that defined the structure of the future activity of Abengoa on an operating basis focusing on the Activity of Engineering and Construction either developing its own technology or using technology developed by others.

In accordance with this plan, the Company will negotiate with its creditors a debt restructuring as well as the necessary resources to continue its activity and operate in a competitive and sustainable manner in the future according to what is stated in IAS 1, paragraphs 25 and 26 "Presentation of Financial Statements".

As stated at the beginning of this Note to the Consolidated condensed financial statements as of December 31, 2015, Abengoa´s Directors have deemed it appropriate to prepare these Consolidated condensed financial statements as of December 31, 2015 on a going concern. Such determination was made based on management's assumption that an agreement with financial creditors of the Company will be attained so the Company's financial stability can be secured, allowing Abengoa to be able to generate cash from operations in accordance with the Industrial Viability Plan developed by Alvarez&Marsal.

Based on the application of the going concern basis, Abengoa´s Directors have prepared these Consolidated condensed financial statements applying the International Accounting Standards consistently with Consolidated condensed interim financial statements and Consolidated financial statements filed in prior periods. For that purpose, and according to the aforementioned accounting framework, Abengoa's Directors have made their best estimates and assumptions (see Note 3) in order to record the assets, liabilities, revenues and expenses as of December 31, 2015 in accordance with the existing information by the time of furnishing these Consolidated condensed financial statements.

Abengoa's consolidated net equity as of December 31, 2015 is mainly driven by the current situation in which the Group is involved, which has caused the recording of either provisions or impairment charges in some of the assets. These have been recorded as a result of the best estimates and assumptions made by Abengoa's Directors according to the measures agreed upon in the abovementioned Industrial Viability Plan which, according to the applicable accounting and reporting framework, must be recorded as of that date.

Page 51 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA › IFRS 10 (Amendment)’ Consolidated financial statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. Thus, the main impacts on the Company´s Profit and loss as of December 31, 2015, which amounts to approximately €878 million refers mainly to the estimation of costs in the last quarter and subsequent restart, impairment of some assets pertaining to some projects which are not being considered in Management´s best estimates, interests on arrears and other additional concepts. Additionally, given the current situation of the Company, determined by article 5 bis of the Spanish Insolvency Law and pending to have greater visibility about the realization of the Industrial Viability Plan, Abengoa´s Directors have decided not to recognize the deferred tax assets arising from capitalizing the fiscal effect from those adjustments that would be likely to be recovered in the future, according to the aforementioned Viability Plan. › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2018 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. In addition to the above mentioned impacts, Abengoa´s consolidated Equity reflects the effects of the general slowdown, and stoppages in certain cases, of its operations in all activities Abengoa is engaged in from the beginning of last August and, especially, in the last quarter of 2015, as a consequence of both its deteriorating liquidity position, arising from Abengoa´s difficulties in accesing the capital markets, and the cancelling or non - renewal, by financial institutions, of working capital credit lines (amounting to approximately €1,000 million) which eventually led to the Company´s filing of creditors protection under article 5 bis of the Spanish Insolvency Law. › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. Abengoa´s Directors are confident on reaching a final agreement with creditors and, once signed, the achievement of the Viability Plan associated with the Groups ability to generate cash from operations will allow the Company to restore the confidence of stakeholders, the steadiness of its liquidity position and its ability to keep improving in the future. › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. b) Application of new accounting standardsApplication of new accounting standards › Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: ›Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-EU and IFRS-IASB. › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. The applications of these amendments have not had any material impact. › Introduction of IFRS 16 “Leases” which supersedes IAS 17. Lessees will recognize most leases in the balance sheet as financed purchases. This standard will apply to periods beginning after January 1, 2019 under IFRS-IASB and has not been adopted yet by the European Union. › Standards, interpretations and amendments published by the IASB that will be effective for periods after December 31, 2015: ›Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. The Group is currently in the process of evaluating the impact on the Consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for periods beginning after December 31, 2015. ›IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU.

ABENGOA Consolidated condensed financial statements | 02 Consolidated condensed management report Page 52

c) Changes in the composition of the Group

In 2015 a total of 44 subsidiaries, 4 associates and 5 joint ventures were added to the consolidation perimeter of the group.

In addition, 17 companies were no longer classified as subsidiaries and 2 companies were no longer classified as associates and are not included in the consolidation group.

During the year 2015, Kaxu Solar One, Ltd. and Helioenergy 1 and 2, which were recorded under the equity method in the Consolidated financial statements as of December 31, 2014, started to be consolidated after we gained control over them (see Note 6.4). Both Kaxu Solar One, Ltd, Helioenergy 1 and 2 has been incorporated to Atlantica Yield's consolidation perimeter during the year 2015, which is recorded under the equity method (see Note 7.1.a and Note 10).

As a consequence of the sale of Atacama I project companies to APW-1 (see Note 7.1.b), which were consolidated in the Consolidated condensed financial statements, several project companies started to be recorded by the equity method after we lost control over those companies.

At year-end 2015, the company Atlantica Yield and its subsidiaries, which were consolidated into the Consolidated Financial Statements for the year 2014 (classified as assets and liabilities held for sale and discontinued operations) started to be recorded by the equity method after we lost control over those companies (see Note 7.1.a).

At year-end 2015, the companies Rioglass Solar and its subsidiaries, which were consolidated into the Consolidated financial statements for the year 2014, started to be recorded by the equity method after we lost control over those companies (see Note 6.3.b).

d) Main figures

Financial data

- Revenues of €5,755 million, a 19% lower to the same period of 2014.
- EBITDA of €515 million, a decrease of 63% compared to the same period the previous year.

Item	2015	2014	Var (%)
Income Statement			
Revenue	5,755	7,151	-19.52%
EBITDA	515	1,408	-63.39%
EBITDA Margin	9.0%	19.70%	-54.54%
Net Income	(1,213)	125	-1070.78%
Balance Sheet (*)			
Total Assets	16,627	25,246	-34.14%
Equity	696	2,646	-73.70%
Corporate Net Debt	4,480	2,353	90.38%
Share Information			
Last price (€ per B share)	0.19	1.83	-89.62%
Capitalization (A+B share) (€ million)	202	1,563	-87.08%
Daily trading volume (€ million)	35	46	-23.91%

Operating figures

- The international activity represents 86% of the consolidated revenues.
- The main operating figures of the years 2015 and 2014 are the following.

Key operational	2015	2014
Transmission lines (km)	3,532	5,143
Water Desalination (Cap. ML/day)	475	815
Cogeneration (GWh)	393	743
Solar Power Assets (MW)	162	1,503
Biofuels Production (ML/year)	3,270	3,175

ABENGOA Consolidated condensed financial statements | 02 Consolidated condensed management report Page 53

e) Consolidated income statement

Item	2015	2014	Var (%)
Revenues	5,755	7,151	-19.52%
Operating income and expenses	(5,240)	(5,743)	-8.76%
Depreciation and amortization	(814)	(475)	71.44%
I. Net Operating Profit	(299)	933	-132.03%
II. Finance Cost, net	(869)	(855)	1.59%
III. Share of (loss)/(profit) of associates	(8)	7	-215.61%
IV. Profit Before Income Tax	(1,176)	85	-1483.00%
V. Income tax expense	(23)	59	-138.79%
VI. Profit for the year from continuing operations	(1,198)	144	-932.25%
Profit (loss) from discontinued operations, net of tax	(144)	(22)	555.70%
Profit for the year	(1,343)	122	-1200.57%
VII. Non-controlling interests and non-controlling interests discontinued operations	129	3	4207.07%
Net income attributable to the parent company	(1,213)	125	-1070.78%

Revenues

Revenue decreased by 19.5% to €5,755 million, a decrease of €1,395 from €7,151 million in the year 2014.

The decrease in consolidated revenues was mainly due to the decreased revenue contribution from our Engineering and Construction activity (a decrease of €1,184 million) due to the Company situation, during the last quarter which has prompted lower sales by €1,396 million in comparison with 2014. In addition lower revenues has been recorded relating to the construction of projects in the United States (Mojave and PGE), wind farm in Uruguay (Cadonal), thermo-solar plant in Israel (Ashalim) and combined cycle plants in Poland (Stalowa Wola) and Mexico (A3T and A4T). The decrease was partially offset by higher revenues related to the construction of solar plants in Chile (Atacama Solar Platform) and transmission lines in Brazil.

Our Concession-Type Infrastructure activity decreased (€92 million) mainly due to a decrease in revenues from the plants sold to Atlantica Yield during 2015 and the last quarter of 2014 under the ROFO agreement. The decrease was partially offset by new assets that were brought into operation during the last quarter of 2014 and the first quarter of 2015 (water desalination plants in Algeria and Ghana, the power transmission line Norte Brazil and the Manaus hospital urgencies unit in Brazil).

Revenue from our Industrial Production activity decreased by €118 million during the 2015 compared to the same period of the previous year. This decrease was mainly due to the decrease in volumes of ethanol sold in Europe and Brazil partially offset by the increase in volumes sold of ethanol sold in the United States (lowered by a decrease in prices of ethanol sold in the United States), and higher prices of biofuels sold in Europe.

EBITDA

EBITDA as December 31, 2015 reached €515 million, a decrease of 63.4% compared to the same period of the previous year. The decrease was mainly due both to the decreased revenue contribution from our Engineering and Construction activity on the last quarter already commented and the negative adjustments prompted by the situation of the Company which has resulted in the filing of the communication provided by the article 5 bis of the Ley Concursal, which added to a total amount of -€383 million EBITDA. In addition, the decrease in crush spreads in United States and Brazil from our Bioenergy segment, and the decrease in the solar and water segments related to the sale of plants to Atlantica Yield in 2015 and the fourth quarter of 2014 under the ROFO agreement.

Net Financial Expense

Finance expenses increased by 2.0% to €869 million for the year 2015, from €855 million for the same period of 2014. The increase was mainly due to the lower capitalization of interest on debt related to projects under construction (since interests are capitalized when a project is under construction), the increased interest expense from loans and borrowings due to our new bonds issued in second half of 2014 and the first half of 2015, the interest expenses for the conversion of the 2019 convertible bond to class B shares, the expenses of cancelling the margin loan of BofA, the default interest expenses arisen from the current situation of the company, as well as to the 2017 convertible bond early repayment by an amount of approximately € 17 million, partially offset by the positive impact related to the anticipated conversion of the 2017 Atlantica Yield convertible bond.

Corporate Income Tax

Corporate income tax decrease from the profit of €59 million in 2014 to -€23 million in 2015 due to the expense recognized for the proposed tax regularization notified by the Administración Tributaria based on inspection stated in the previous year as well as the non-recognition of revenues from tax credits resulting from the negative impacts provided by the current situation of the Company provided by the article 5 bis of Ley Concursal awaiting a greater visibility of the Viability Plan submitted by the Company.

Profit for the year from continuing operations

Due to the aforementioned changes, results from continuing operations of Abengoa decreased by €144 million in 2014 to a loss of €1,198 million in the same period of 2015.

Profit/(Loss) from discontinued operations, net of tax

The result from discontinued operations is a loss of €144 million in 2105 from a loss of €22 million in the year 2014.

The decrease was mainly due to the loss recorded of Atlantica Yield as well and due to the impairment recorded on the net assets of this company that were valued at fair value. (see Note 7.1).

ABENGOA Consolidated condensed financial statements | 02 Consolidated condensed management report Page 54

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests remained relatively stable in 2015 compared to the year ended December 31, 2014.

Losses from discontinued operations attributable to non-controlling interest increased to €126 million in 2015 from a nil gain in the same period of 2014. The decrease in result from discontinued operations attributable to non-controlling interest were due mainly due to the portion attributable to minority interest of the results and the impairment recorded in the net assets of Atlantica Yield (see Note 7.1).

Profit attributable to the parent company

Profit attributable to the parent company decreased to a loss of €1,213 million for the year 2015, compared to €125 million profit for the same period of 2014 as a consequence of the changes described above.

f) Results by activities

Abengoa Business sales, EBITDA and margin related to different business activities has been as follows:

	Revenue			Ebitda			Margin	
Item	2015	2014	Var (%)	2015	2014	Var (%)	2015	2014
Engineering and construction								
E&C	3,330	4,515	-26.25%	193 (*)	807	-76.08%	5.80%	17.87%
Total	3,330	4,515	-26.25%	193	807	-76.08%	5.80%	17.87%
Concession-type infrastructure								
Solar	167	335	-50.15%	115	236	-51.27%	68.86%	70.45%
Water	53	41	29.27%	42	26	61.54%	79.25%	63.41%
Transmission lines	143	91	57.14%	107	64	67.19%	74.83%	70.33%
Cogeneration and others	44	32	37.50%	18	4	350.00%	40.91%	12.50%
Total	407	499	-18.44%	282	330	-14.55%	69.29%	66.13%
Industrial production								
Bioenergy	2,018	2,137	-5.57%	40	271	-85.24%	1.98%	12.68%
Total	2,018	2,137	-5.57%	40	271	-85.24%	1.98%	12.68%
Total	5,755	7,151	-19.52%	515	1,408	-63.42%	8.95%	19.69%

(*) Includes the loss recorded as a consequence of the situation provided by article 5 bis of the Ley Concursal for an amount of €383 million (see Note 2.1).

Engineering & Construction

Revenue decreased to €3,330 million in the year 2015 from the same period in 2014. The decrease in revenues is due to the situation provided by the article 5 bis of Ley Concursal in the last quarter of 2015, which has prompted lower sales in €1,185 million in comparison with the same period in 2014. In addition, lower sales has been recorded in the construction of projects in the U.S. (Mojave and PGE), wind farm in Uruguay (Cadonal), thermo-solar plant in Israel (Ashalim) and combined cycle plants in Poland (Stalowa Wola) and Mexico (A3T and A4T). The decrease was partially offset by higher revenues related to the construction of solar plants Chile (Atacama Solar Platform) and transmission lines in Brazil.

Consolidated EBITDA reached in 2015 €515 million for the year 2015 from € 1,408 million in year 2014 which is a decrease of 63.4% from the same period in 2014. This amount is affected by both the aready mentioned lower activity of Engineering and Construction in the last quarter and the negative adjustments prompted by the situation provided by the article 5 bis of the Ley concursal, (and have totaled a total of -€383 million of Ebitda).

Concession-type Infrastructures

Revenue decreased by 18.4% to €407 million for the year 2015, from €499 million for the same period in 2014. Our concession business has decreased mainly due to a decrease in revenues from the plants sold to Atlantica Yield during 2015 and the last quarter of 2014 under the ROFO agreement. The decrease was partially offset by new assets that were brought into operation during the last quarter of 2014 and the first quarter of 2015 (water desalination plants in Algeria and Ghana, the power transmission line Norte Brazil and the Manaus hospital urgencies unit in Brazil).

EBITDA decreased by 14.5% to €282 million for the year 2015, from €330 million for the same period in 2014. Consolidated EBITDA margin in theses activities increased to 69.3% for the year 2015, compared to 66.1% in the same period of 2014. EBITDA increased because the reasons described above.

Industrial Production

Revenue decreased (€119 million) due to the decrease in volumes of ethanol sold in Europe and Brazil partially offset by the increase in volumes of ethanol sold in the United States (lowered by a decrease in prices of ethanol sold in the United States), and higher prices of biofuels sold in Europe.

EBITDA decreased by 85.2% to €40 million for the year 2015, from €271 million for the same period in 2014. Consolidated EBITDA margin decreased to 2.0% in 2015, compared to 12.7% in 2014, mainly driven by lower margins in the USA and Brazil. The decrease in margins in the U.S was mainly due to the decrease in ethanol prices. The decrease in margins in Brazil was mainly due to lower yields from raw materials used in ethanol production during the year 2015 compared to the 2014. The decrease in margins in the U.S. and Brazil were partially offset by an increase in the crush spread in Europe (including Spain) due to an increase in biofuels prices in the year 2015 compared to 2014.

ABENGOA Consolidated condensed financial statements | 02 Consolidated condensed management report Page 55

g) Consolidated statement of financial position

Consolidated balance sheet

A summary of Abengoa's consolidated balance sheet for 2015 and 2014 is given below, with main variations:

Item	Balance as of 12.31.15	Balance as of 12.31.14	Var (%)
Intangible assets & Tangible fixed assets	2,600	2,856	-8.96%
Fixed assets in projects	3,360	6,188	-45.70%
Investments accounted for using the equity method	1,198	311	285.21%
Financial investments	1,114	686	62.39%
Deferred tax assets	1,585	1,504	5.39%
Non-current assets	9,857	11,545	-14.62%
Inventories	311	295	5.42%
Clients and other receivables	2,004	2,157	-7.09%
Financial investments	519	1,049	-50.52%
Cash and cash equivalents	681	1,811	-62.40%
Assets held for sale	3,256	8,390	-61.19%
Current assets	6,771	13,701	-50.58%
Total Assets	16,628	25,247	-34.14%

- Decrease in non-current assets of 14.6% to €9,857 million compared to previous year, primarily attributable to the reclassification to the 'Assets held for sale' of the companies include in the new plan of asset rotation, as approved by Abengoa's Board of Directors on September 23, 2015, (which includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets) for the assets sold to Atlantica Yield during 2015 and recorded them by the equity method and by the depreciation of the Brazilian Real against the Euro. This decrease was partially offset by the increase of fixed assets in construction related to transmission lines in Brazil, the increase in certain assets as a consequence of the appreciation or the US Dollar against the Euro, by the increase of investments accounted for using the equity method in APW-1 and Atlantica Yield.

- Current Assets decreased by 50.6% compared to the end of the year 2014 to €6,771 million, primarily due to the net decrease in 'Assets held for sale' resulting from recording Atlantica Yield using the equity method once control over the company was lost and the decrease in financial investments and cash and cash equivalents as the consequence of the facts occurred since August, 2015 which prompted the current situation provided by the article 5 bis of Ley Concursal.

Item	Balance as of 12.31.15	Balance as of 12.31.14	Var (%)
Capital and reserves	62	1,445	-95.71%
Non-controlling Interest	634	1,201	-47.21%
Total Equity	696	2,646	-73.70%
Long-term non-recourse financing	504	4,159	-87.88%
Corporate financing	128	3,749	-96.59%
Grants and other liabilities	234	213	9.86%
Provisions and Contingencies	63	75	-16.00%
Derivative financial instruments	38	225	-83.11%
Deferred tax liabilities and Personnel liabilities	322	338	-4.73%
Total non-current liabilities	1,289	8,759	-85.28%
Short-term non-recourse financing	2,567	799	221.28%
Corporate financing	6,197	1,577	292.96%
Trade payables and other current liabilities	4,379	5,555	-21.17%
Current tax liabilities	195	337	-42.14%
Derivative financial instruments	108	80	35.00%
Provisions for other liabilities and expenses	6	13	-53.85%
Liabilities held for sale	1,191	5,481	-78.27%
Total current liabilities	14,643	13,841	5.79%
Total liabilities	16,628	25,247	-34.14%

- Decrease in equity of 73.7% primarily caused by the negative result of the year as a consequence of the negative impacts prompted by the currect situation of the Company described above. This decrease is also due to the integration by the equity method of Atlantica Yield once control over the Company was lost and the increase in negative conversion differences due to the depreciation of the Brazilian Real. These decreases have been partially offset by the positive impact of the anticipated conversion of the 2019 convertible bond.

ABENGOA Consolidated condensed financial statements | 02 Consolidated condensed management report Page 56

- Decrease of 85.3% in non-current liabilities compared to previous year, mainly due to the reclassification of discontinued liabilities to 'Liabilities held for sale' (related to projects included in the asset rotation plan), the reclassification to short temr of Corporate-financing and project financing became that due as a consequence of defalults caused by the article 5 bis of Ley Concursal situation and the conversion to shares of the 2019 convertible bond.

- Net increase of current liabilities of 5.8% compared to previous year, primarily due to the reclassification from long term of discontinued liabilities (affected by the new divestment plan) that the issuance of new bonds matutiry in 2020 of Abengoa Finance as a consequence of the disposal of the Tranch A of syndicated loan to the new bridge loan obtained by Abengoa Concessions Investment and the new liquidity lines from G7. In addition an increase due to the reclassification from long-term corporate financing and project finance that became due as a consequence of due contractual breaches resulting from the 5 bis situation. All this has been partially offset by a decrease of suppliers (due to payment at maturity and a decrease in confirming lines) and by a decrease in corporate debt due to the repayment of the convertible bond 2017, 2015 bond and the ECP program.

Net Debt Composition

Item	Balance as of 12.31.15	Balance as of 12.31.14
Total Corporate Net Debt	4,480	2,353
LTM Corporate EBITDA (*)	729	964
Corporate Net Debt / LTM Corporate EBITDA	6.1	2.4

h) Consolidated cash flow statements

A summary of the Consolidated cash flow statements of Abengoa for the periods ended December 31, 2015 and 2014 with the main variations per item are given below:

Item	2015	2014	Var (%)
Profit for the year from continuing operations	(1,198)	144	-932%
Non-monetary adjustments	1,173	1,040	13%
Variations in working capital and discontinued operations	(640)	(524)	22%
Income tax paid & Interest received/paid	(812)	(764)	6%
Discontinued operations	280	123	128%
A. Net Cash Flows from operating activities	**(1,197)**	**19**	**-6400%**
Intangible assets and property, plant & equipment	(2,181)	(2,580)	-15%
Disposals related to the sale of assets to Atlantica Yield (ROFO 2 & 4)	368	-	n/a
Other investments/disposals	109	(204)	-153%
Discontinued operations	102	284	-64%
B. Net Cash Flows from investing activities	**(1,602)**	**(2,500)**	**-36%**
Underwritten Public Offering of subsidiaries	332	611	-46%
Share capital increase with non-controlling interest by Atlantica Yield to fund the sale of assets (ROFO 3)	302	-	n/a
Other disposals and repayments	1,510	1,230	23%
Discontinued operations	(158)	(251)	-37%
C. Net Cash Flows from financing activities	**1,986**	**1,590**	**25%**
Net increase/(decrease) of cash and equivalent	**(813)**	**(891)**	**-9%**
Cash at beginning of year	1,811	2,952	-39%
Translation differences cash or equivalent	(58)	31	-287%
Assets held for sale and discontinued operations	(259)	(281)	-8%
Cash and cash equivalent at end of period	**681**	**1,811**	**-62%**

- As of December 31, 2015, we used €1,197 million of net cash flows from operating activities compared to €19 million in 2014, due to cash outflows from lower profit for the year after non-monetary adjustments; (€25 million in 2015 compared to a cash generation of € 1,183 million in 2014) as well as higher net cash consumption due to working capital (consumption of €640 million in 2015 compared with consumption of €524 million in 2014). The decrease in cash generated by the lower profit for the year was mainly due to the lower activity of the company during the last months of 2015 resulting from the facts and circumstances occurred in August 2015 which led to the current situation of the Company provided by article 5 bis of the Ley concursal. The working capital consumption of €640 million, mainly as a result of the aforementioned the company situation which has induced the cancelation by some financial institutions of the working capital lines which resulted insignificant cash outflows.

Page 57 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA 3.-Information on the foreseeable evolution of the Group To estimate the outlook for the Group, it is important to take into account the current temporary situation of the Company during the months following the approval of the Interim Condensed consolidated financial statements of June 30, 2015, during the presentation of results for the first half of 2015, on July 31, 2015 Abengoa lowered its forecast on corporate cash flows from operations in 2015 from the previous estimate of €1,300 million to €600-800 million. This reduction in forecasts was mainly attributable to capital expenditures (capex) higher than expected in high-return projects but very demanding in terms of capital in Brazil, Chile and Mexico. › In terms of net cash flows from investment activities, there is a net cash outflow of €1,602 million in the year ended December 31, 2015, compared with net cash outflow of €2,500 million in 2014. The main investments were mainly because of the progress in the construction of thermo and photovoltaic solar projects in Chile, transmission lines in Brazil and power generation in Mexico, partially offset by the cash flow received from EIG as a result of the first asset purchase package (€195 million) and due to the sale of various assets to Atlantica Yield, which formed part of the Right of First Offer agreement (ROFO 2 and 4) signed between Atlantica Yield and Abengoa (€368 million). In relation to such divestments, selling assets to Atlantica Yield, constitute a divestment flow for Abengoa as a result of Atlantica Yield classification as a discontinued operation during year 2015 (at the end of 2015 and, after the loss of control over the company, it was recorded using the equity method). › Net cash flow from financing activities was €1,986 million in the year 2015 compared to €1,590 million in 2014. The net cash generated from financing activities during 2015 related to the proceeds from loans and borrowings of €4,010 million and from the public sale offer of Atlantica Yield, has been offset by the repayment of loans and debt amounting to €2,456 million, dividends paid to shareholders amounting to €90 million and because the effect of discontinued operations amounting to €158 million. The proceeds from loans and borrowing from new corporate funding (provision of the syndicated loan tranche A in 2014, issue of bonds exchangeable into shares of Atlantica Yield 2017, issue of ordinary bonds maturing in 2020, the loan granted by the European Investment Bank (EIB), loans with various institutions with the support of Export Credit agencies, and new revolving credit agreements and project financing increase in funding bridge construction projects and non-recourse financing, including financing is obtained in capital markets by Solaben 1 and 6). Repayments made mainly refers to €300 million of bonds maturing in 2015, to the convertible bond maturing in 2017 whose 'put' was exercised in 2015, to the reduction in the balance in the "Euro Commercial Paper (ECP) " program, as well as to the repayments to non-recourse financing and bridge loans. Regarding the public sale offer of Atlantica Yield, on January 22, 2015, the divestment of a 13% stake in Atlantica Yield was closed by the secondary public offering, generating a cash flow of €291 million before fees and expenses related to the public offer sale (€278 million after fees and expenses) and dated July 14, 2015, Abengoa has sold 2,000,000 shares of Atlantica Yield at a price of USD 31 per share, generating a cash inflow of €56 million before fees and expenses related to the public offering sales (€54 million after fees and expenses). On the other hand, the cash generated by financing activities comes primarily from the contribution of the minority shareholders of Atlantica Yield in the capital increase to finance a third package of assets (ROFO 3) during the month of May 2015 (€302 million), and the placement among qualified investors of all class B shares treasury of Abengoa, SA. Although this change meant a variation in the long-term investments without affecting the liquidity position, nor therefore the formulation of the financial statements for that quarter, the Board of Directors meeting of August 3, 2015 informed the market of its decision to submit to an Extraordinary General Shareholders’ Meeting the approval of a capital increase with preferential subscription rights for an amount of €650 million, an additional plan of asset divestment and the adaptation of its current business model towards lower investment requirements (capex) in order to strengthen the financial position of Abengoa and reduce its level of dependence in its indebtedness. From the said date of August 3, 2015, there was uncertainty in the market prompting a fall in the value of the debt instruments and equity of Abengoa, which limited access to capital markets; while at the same time, there was a slowdown in the pace of approval by some financial institutions of renewals of working capital lines (non-recourse factoring and reverse factoring), all of which led to a reduced liquidity position. On the same date, the Company initiated a period of negotiation with a number of financial institutions to reach an agreement that would make it possible to underwrite the announced capital increase. On September 24, 2015, the Company announced the agreement reached and the approval by the Board of Directors of a plan of strategic measures that would continue to be adapted during the implementation thereof, in order to reduce the corporate debt, improve the liquidity position of Abengoa and strengthen its corporate governance, as well as the underwriting of the capital increase by certain financial institutions. Accordingly, the Extraordinary General Shareholders’ meeting held on October 10, 2015, approved a package of measures, among which includes a capital increase of €650 million aimed to improving the liquidity position of Abengoa and reducing corporate leverage.

Page 58 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA Later, on November 8, Abengoa announced to the market the signing of a basic agreement for investment in Abengoa with the company Gonvarri Corporación Financiera, belonging to the group Gonvarri Steel Industries, which was supported by of Inversión Corporativa IC, S.A., the current reference shareholder of Abengoa. The Investment Agreement governed the investment by Gonvarri Corporación Financiera in the context of the capital increase approved by the General Shareholders' Meeting of the Company last October 10, 2015 (see Note 2.1). It was anticipated that a portion of its investment, amounting to €250 million, would be implemented in a capital increase excluding the preferential subscription rights. The capital increase with preferential subscription rights approved by the aforementioned General Meeting of the Company last October 10, 2015 would be implemented after the first aforementioned increase and for an effective amount of €400 million, with the expectation that Gonvarri Corporación Financiera would subscribe it´s corresponding portion. 4.-Financial risk management Abengoa’s activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company, and diversifying the sources of finance in an attempt to prevent concentrations. Subsequent to the date of preparation of the Interim condensed consolidated financial statements at September 30, 2015, the Company, due to the circumstances explained in the Reportable Event of November 25, 2015, decided to initiate a refinancing process to try to reach an agreement with its main financial creditors that would ensure a suitable framework in which to undertake the said negotiations and the financial stability of the Group in the short and medium term. In relation to the process, after carefully evaluating the situation described above and in order to ensure the stability necessary to conduct these negotiations with the creditors, the Board of Directors of the Company deemed that the most appropriate approach was to submit the communication provided under Article 5 bis of Act 22/2003 of July 9, on insolvencies (the "Insolvency Act"). In this regard, on December 15, 2015, Commercial Court No. 2 of Seville issued a Decree agreeing that the communication provided for under Article 5 bis of the Insolvency Act had been filed. Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through Internal Audit procedures. To manage our working capital, Abengoa has “confirming without recourse” agreements with various financial institutions to outsource the payment of our trade payables. In addition, Abengoa has short term financing lines including commercial paper. Due to the facts and circumstances occurred following the approval of the Interim condensed consolidated financial statements of June 30, 2015, mentioned in Note 2.1, Abengoa had at the end of November 2015 substantial liquidity needs mainly to attend capital expenditure in assets, short and medium term debt maturities related to operations and negative working capital. Regarding the refinancing process previously mentioned, on January 25, 2016 the Company reported that on that day, the independent advisory firm specialized in restructuring processes Alvarez&Marsal had submitted to the Board of Directors of Abengoa a Viability Plan which defined the structure of the future activity of Abengoa at operational level, focusing on the engineering and construction business with proprietary or third-party technology. On November 25, 2015, the Company, due to the circumstances explained above, decided to initiate a refinancing process to try to reach an agreement with its main financial creditors that would ensure a suitable framework in which to undertake the said negotiations and the financial stability of the Group in the short and medium term. Based on this Viability Plan, the Company has started negotiations with its creditors to restructure the debt and the necessary resources and thus provide Abengoa with the optimal capital structure and sufficient liquidity to continue operating competitively and sustainably in the future In relation to the process, after carefully evaluating the situation described above and in order to ensure the stability necessary to conduct these negotiations with the creditors, the Board of Directors of the Company deemed that the most appropriate approach was to submit the communication provided under Article 5 bis of Ley Concursal. In this regard, on December 15, 2015, Commercial Court No. 2 of Seville issued a Decree agreeing that the communication provided for under Article 5 bis of Ley Concursal had been filed.

ABENGOA Consolidated condensed financial statements | 02 Consolidated condensed management report Page 59

5.- Information on research and development activities

Abengoa has continued to increase its efforts in R&D+I during 2015 in the belief that these efforts require continuity which should not be compromised by crysis or economic cycles to achieve results. The investment in R+D+I for the year 2015, was €125.9 million.

Furthermore, the Group has strengthened its presence and in some cases its leadership, in various institutions and public and private forums which encourage cooperation between large technology companies, in which the short and long term future of the R&D+i activity is decided.

6.- Stock exchange evolution

According to data provided by Bolsas y Mercados Españoles (BME), in 2015 a total of 201,440,452 Class A shares and 5,392,798,418 Class B shares in the company were traded, equivalent to an average daily trading volume of 786,876 Class A shares and 21,065,618 Class B shares, The average daily traded cash volume was €1.5 million for Class A shares and €33.8 million for Class B shares.

	A-Shares		B-Shares	
Share evolution	Total	Daily	Total	Daily
Volume (thousands of shares)	201,440	787	5,392,798	21,066
Volume (M€)	382	1.5	8,642.90	33.8

Quotes	Data		Data	
Last	0.41	31-dec	0.19	31-dec
Maximum	3.74	30-mar	3.51	30-mar
Average	1.89		1.6	
Minimum	0.33	25-nov	0.18	31-dec

The last price of Abengoa's shares in 2015 was 0.41 euros for Class A shares, some 81% lower than at the end of 2014; and 0.19 euros per Class B share, 89% lower than the close of 2014.

Since its IPO in the Spanish stock exchange in November 29, 1996, the value of the company has decreased by 2%, which means its initial value has increased 104%. The selective IBEX-35 index has risen by 104% during the same period.

Evolution of Share Value of Abengoa
(compared with Ibex-35)


Ibex-35
Abengoa
104%
-2%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Page 60 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA 7.-Information on the purchase of treasury shares On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. With effects as of April 21, 2015 the agreement related to B class shares has been terminated. With effects as of 28 September 2015 and until 30 days following the admission to trading of the Class A shares issued in the share capital increase approved by Abengoa’s Board of Directors on 23 September 2015, transactions under the liquidity agreement entered into on 10 January 2013 with Santander Investment Bolsa, Sociedad de Valores, S.A. with respect to the Class A shares of the company has been temporarily suspended. 8.-Dividends The General Shareholders’ meeting held on March 29, 2015 approved a dividend of €0.113 per share, which amounted to €94,894 thousand, compared to €91,637 thousand in the previous year. On April 17, 2015 the dividend was distributed in one single payment. Abengoa’s Board of Directors held on September 23, 2015 approved the suspension of our dividend until Abengoa achieve a credit rating of “BB-“ from Standard & Poors or “Ba3” from Moody’s or our leverage ratio of Gross Corporate Debt (including bridge loan), as of the most recent balance sheet date which is approved, to Corporate EBITDA for the twelve months immediately preceding such balance sheet date, falls below 3.5x. As long as Abengoa do not reach the aforementioned credit rating or leverage ratio, Abengoa will not distribute dividends to their shareholders. 9.-Relevant events reported to the CNMV Detail of written communications to the CNMV corresponding to the year 2015 and until the Consolidated condensed financial statement approval date: As of September 30, 2015 treasury stock amounted to 5,662,480 shares, all of them class A shares. Regarding the operations carried out during the period, treasury stock purchased amounted to 9,997,508 class A shares and 76,673,931 class B shares and treasury stock transferred amounted to 9,885,560 class A shares and 112,747,664 class B shares, with a net increase of €99,740 thousand recognized in equity. › Written Communication of 01/06/15. The company and the US firm EIG Global Energy Partners sign an agreement to jointly invest in the development of Abengoa's projects under construction. As of July 17, 2015, Abengoa S.A. has completed the placement process carried out with qualified investors of a total of 34,869,183 class B shares, representing 4.17% of all class B shares of Abengoa, S.A., consequently from this date; the company does not hold any class B share as treasury share. The value of the transaction has amounted to a total of €97,634 thousand in cash, equivalent to a sale price of €2.80 per class B share, being committed to a lock-up over its shares until 60 days after the date of settlement of the Placement, with certain exceptions. › Written Communication of 01/12/15. Announcement of the commencement of a secondary public offering of its shares of Atlantica Yield. › Written Communication of 01/16/15. Pricing of the secondary public offering of its shares of Atlantica Yield. In addition, Abengoa S.A. has signed a transaction in financial derivatives “call spread” on the same number of shares, which allows them to certain market value increases of class B share which may have over the next twelve months. › Written Communication of 01/16/15. Exercise of the greenshoe option over its shares of Atlantica Yield. › Written Communication of 01/19/15. Changes in the board of directors. › Written Communication of 02/06/15 Admission to trading on the stock exchanges of the new class B shares at the end of the twelfth conversion period. › Written Communication of 02/09/15 Market update conference presentation convened on the same day. › Written Communication of 02/10/15 Quarterly information of the contract of liquidity of shares class B with Santander Investment Bolsa, S.V., corresponding to the ninth quarter of transactions carried out under the liquidity agreement.

Page 61 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA › Written Communication of 02/23/15. Financial year 2014 earnings presentation. › Written Communication of 04/09/15. Citigroup and HSBC communicate the result of the accelerated bookbuild process to qualified investors of 19,991,594 class B shares of Abengoa, S.A., representing 2.65% of the total class B shares. › Written Communication of 02/23/15. Half year Financial Information regarding the second half year of 2014. File in CNMV format. › Written Communication of 04/09/15. Announcement of the cash amount that it will pay to accepting noteholders of the offer for the partial cancellation of its Senior Unsecured Convertible Notes ISIN XS0875275819 due 2019. › Written Communication of 02/23/15 Annual Corporate Governance report corresponding to financial year 2014. › Written Communication of 02/23/15 Annual report on the remuneration of board members corresponding to financial year 2014. › Written Communication of 04/16/15. Determination of the price of the issue of senior notes in a principal amount of €375,000,000 and due April 2020. › Written Communication of 02/24/15. Launching of an issue of senior unsecured exchangeable notes exchangeable into existing ordinary shares of Altantica Yield. › Written Communication of 04/21/15. Termination of the liquidity agreement in respect of its Class B shares entered into with Santander Investment Bolsa, S.V. › Written Communication of 02/25/15 Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V › Written Communication of 04/23/15. Announcement of the adjustment in the conversion Price of the €400,000,000 6.25 per cent. Senior Unsecured Convertible notes due 2019. › Written Communication of 02/26/15. Announcement of Ordinary Shareholders’ Meeting. › Written Communication of 04/28/2015. Announcement the adjustment in the conversion price of the €250,000,000 4.5 per cent. Senior Unsecured Convertible Notes due 2019. › Written Communication of 02/27/15. Determination of the final terms and conditions of the issue of senior unsecured exchangeable notes exchangeable into existing ordinary shares of Altantica Yield. › Written Communication of 05/05/2015. Admission to trading on the Stock Exchanges of the new Class B shares at the end of the thirteenth conversion period. › Written Communication of 03/17/15. Changes in the composition of Audit and Appointments and Remunerations Committees. › Written Communication of 05/07/2015. Admission to trading of the new Class B shares resulting from the share capital increase of Abengoa. › Written Communication of 03/30/15. Resolutions approved by the General Shareholders’ Meeting. Written Communication of 04/01/15. Announcement of the payment of the dividend corresponding to financial year 2014. › Written Communication of 05/11/2015. Announcement an agreement with Atlantica Yield to sell a third asset package. › Written Communication of 04/07/15. Announcement of the launch of an offer with the aim of cancelling its Senior unsecured convertible notes ISIN XS0875275819. › Written Communication of 05/14/2015 First quarter earnings presentation. › Written Communication of 05/14/2015 First quarter financial information regarding the first quarter year of 2015. › Written Communication of 04/07/15. Preliminary results presentation for the first quarter of 2015. › Written Communication of 04/07/15. Investors Day presentation 2015. › Written Communication of 05/19/2015 Board of Directors changes. › Written Communication of 04/08/15. Citigroup Global Markets Limited and HSBC Bank plc, as placing companies, are about to commence an accelerated bookbuild process of 20,000,000 class B shares of Abengoa, S.A, , representing 2.65% of the total Class B shares. › Written Communication of 05/25/2015 Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V. › Written Communication of 07/14/2015 Abengoa announces the sale of some of its Atlantica Yield shares › Written Communication of 04/08/15. Announcement of results of the offer with the aim of partially cancelling is Senior Unsecured Convertible Notes ISIN XS0875275819. › Written Communication of 07/16/2015 Announcement of the beginning of a private placement process representing 4.17% of all class B shares of the Company.

Page 62 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA › Written Communication of 07/16/2015 Announcement of the closing of a private placement process representing 4.17% of all class B shares of the Company. › Written Communication of 10/10/2015 Abengoa announces the agreement adopted in the Extraordinary General Shareholders´Meeting. › Written Communication of 07/23/2015 Announcement of conference call with investors. › Written Communication of 10/16/2015 Abengoa announces the admission to negotiate Class B shares issued for the executions of warrants. › Written Communication of 07/23/2015 Preliminary results presentation for the second quarter of 2015. › Written Communication of 10/29/2015 Abengoa announces the agreements adopted in the General Bondholders ´Meeting. › Written Communication of 07/24/2015 Abengoa announces the presentation day of results for the first half of 2015. › Written Communication of 10/30/2015 Abengoa announces the admission to negotiate Class B at the end of the 15th conversion period. › Written Communication of 07/27/2015 Abengoa announces its fourth assets sale to Altantica Yield. › Written Communication of 07/27/2015 Abengoa announces changes in the Board of Directors. › Written Communication of 10/30/2015 Abengoa announces the second call of the Noteholders´meeting of the Company ´s issuance denominated “250,000,000 4,50 per cent. Senior Unsecured Concvertible Note due 2017” › Written Communication of 07/30/2015 Admission to trading of new Class B Shares at the end of the fourteenth partial conversion period. › Written Communication of 11/08/2015 Abengoa announces that it has signed an agreement with Gonvarri Corporación Financiera for its investments in Abengoa. › Written Communication of 07/31/2015 First half earnings presentation 2015. › Written Communication of 07/31/2015 Press Release for the First Half of 2015. › Written Communication of 11/12/2015 Abengoa announces third quarter 2015 earnings conference call. › Written Communication of 07/31/2015 Presentation of Consolidated condensed interim financial statements for the First Half of 2015. › Written Communication of 11/12/2015 Abengoa compliance with the conditions precedent to which the entity into force of the amendments to the temrs and conditions of certain bond issuance was subject. › Written Communication of 08/03/2015 Abengoa announces a capital raise of €650 million to complement its strategy of new asset sales. › Written Communication of 11/13/2015 Abengoa announces results for the first nine months of 2015. › Written Communication of 11/13/2015 Abengoa announces Q3 2015 results. › Written Communication of 08/24/2015 Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V. › Written Communication of 11/25/2015 Abengoa announces the termination of the agreement with Gonvarii. › Written Communication of 09/24/2015 Abengoa will hold a conference call to update the markets. › Written Communication of 11/27/2015 Abengoa announces filling of the communication under article 5bis of Ley Concursal. › Written Communication of 09/24/2015 Announcement of the Extraordinary General Shareholders´Meeting to approve the capital increase and the new strategic measures. › Written Communication of 11/27/2015 Abengoa announces changes in the board of directors. › Written Communication of 09/25/2015 Announcement of the Extraordinary General Shareholders´Meeting. › Written Communication of 12/04/2015 Disclosure entity member template. › Written Communication of 09/28/2015 Abengoa announces the suspension of the liquidity agreement over Class A shares. › Written Communication of 12/04/2015 Abengoa sendt he information required. › Written Communication of 09/29/2015 Announcement of the General Noteholders´ Meeting. › Written Communication of 12/15/2015 Abengoa announce the publication of the Decree agreeing to admit the filling of the communication set forth under article 5 bis of Ley Concursal. › Written Communication of 10/10/2015 Abengoa announces changes in the Board of Directors and its commissions. › Written Communication of 12/24/2015 Abengoa announces the execution of a loan agreement for an amount of €106 million.

Page 63 Consolidated condensed financial statements | 02 Consolidated condensed management report ABENGOA › Written Communication of 12/30/2015 Abengoa sends information following a request from the CNMV. › Written communication of 2/25/2016 Abengoa announces the call of the Noteholders' meeting of the Company's issuance denominated "€500,000,000 8.5 per cent Notes due 2016". › Written communication of 2/17/2016 The Company informs new conference call access data. › Written communication of 2/17/2016 Abengoa announces that it will maintain a conference call to present its Industrial Viability Plan. › Written communication of 2/16/2016 Abengoa publishes a presentation in connection with its Industrial Viability Plan. › Written communication of 2/12/2016 The Company informs about the demise of Mr. José Luis Aya Abaurre. › Written communication of 1/29/2016 Admission to trading of the new Class B shares at the end of sixteenth conversion period. › Written communication of 1/26/2016 The Company informs the admission to trading of the new Class B shares following the conversion of certain bonds. › Written communication of 1/26/2016 Complementary to the written communication published the previous day. › Written communication of 1/25/2016 The Company communicates about the progress of the restructuring process. › Written communication of 1/04/2016 Abengoa announces the fulfillment of the condition precedent to the modification of the terms and conditions of the 2017 convertible bonds. 10.-Subsequent events During the month of February 2016, It has been sold the investment that Abengoa owned in Shams, which is the owner of a thermo-solar plant of 100MW developed by the Company in Abu Dhabi (United Arab Emirates) for a total amount of €30 million. No impact in the results for the year is expected from this transaction. Since December 31, 2015, no other events have occurred that might significantly influence the information reflected in the Consolidated condensed financial statements, nor has there been any event of significance to the Group as a whole.